UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-31643

TRANSATLANTIC PETROLEUM CORP.

(Translation of Registrant’s Name into English)

Suite 1840, 444 – 5th Ave., SW, Calgary, Alberta T2P 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant

to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

TRANSATLANTIC PETROLEUM CORP.

Notice of Annual and Special Meeting of Common Shareholders

TO BE HELD ON MAY 20, 2008

To:	The Shareholders of TransAtlantic Petroleum Corp.

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of common shares of TransAtlantic Petroleum Corp. (the “Company”) will be held at the Westin Calgary Hotel, 320 4th Avenue SW, in the City of Calgary, in the Province of Alberta on Tuesday, May 20, 2008 at 10:00 A.M. (Calgary time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2007 together with the report of the auditors thereon.

2.	To fix the number of directors to be elected at the Meeting at six (6).

3.	To elect directors for the ensuing year.

4.	To appoint auditors for the ensuing year at such remuneration as may be approved by the directors.

5.	To consider and, if thought fit, pass a resolution approving the issuance of 25,000,000 common shares of the Company at a price of CDN$0.36 per share, all as more particularly described in the Information Circular accompanying this Notice.

6.	To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

Registered shareholders of the Company who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to read the enclosed Information Circular accompanying this Notice, and complete and sign the enclosed form of proxy and mail or deliver it to the Company’s transfer agent, Computershare Investor Services, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 so as to be received by it at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

Shareholders holding shares registered through a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their shares are to be voted at the Meeting in order for their vote to be counted at the Meeting or any adjournment thereof.

DATED at the City of Calgary, in the Province of Alberta, this 15th day of April 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: “Scott C. Larsen”

SCOTT C. LARSEN President and Chief Executive Officer

TRANSATLANTIC PETROLEUM CORP.

Information Circular

FOR THE ANNUAL AND SPECIAL MEETING TO BE HELD ON MAY 20, 2008

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of TransAtlantic Petroleum Corp. (the “Company” or “TransAtlantic”) for use at the Annual and Special Meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Company (the “Common Shares”) to be held on Tuesday, the 20th day of May, 2008 at 10:00 A.M. (Calgary time) at the place and for the purposes set forth in the accompanying Notice of the Meeting. The solicitation of proxies will be primarily by mail, but may also be made by telephone, electronic or oral communications by the directors, officers and regular employees of the Company, at no additional compensation. The cost of any such solicitation will be borne by the Company. Except as otherwise stated, the information contained herein is given as of the 15th day of April, 2008.

COMPLETION AND VOTING OF PROXIES

The persons named in the accompanying form of proxy as proxyholders are directors or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY STRIKE OUT THE NAMES OF THE MANAGEMENT DESIGNEES NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF THE SHAREHOLDER’S NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROPER FORM OF PROXY. Such a Shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the Shareholder’s Common Shares are to be voted. In any case, the form of proxy must be signed and dated by the Shareholder or a person authorized by the Shareholder pursuant to a power of attorney in writing, or if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or a person authorized by the corporation pursuant to a power of attorney in writing.

The management designees named in the enclosed form of proxy have indicated their willingness to represent as proxyholders the Shareholders who appoint them. A Shareholder may indicate the manner in which the persons named in the enclosed form of proxy are to vote the Shareholder’s Common Shares with respect to matters identified on the enclosed form of proxy by marking an “X” in the appropriate space. Common Shares represented by properly executed proxy forms in favor of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with instructions made on the proxy forms and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder’s Common Shares shall be voted accordingly. In the absence of such instructions, such shares WILL BE VOTED IN FAVOR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.

The enclosed form of proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Information Circular, the management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In order to be valid at the Meeting, or any adjournment thereof, completed proxies must be deposited with the Company’s transfer agent, Computershare Investor Services, Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting or adjournment thereof.

Shareholders holding Common Shares registered through a broker or other nominee should ensure that they have made arrangements to instruct the broker or other nominee how their Common Shares are to be voted at the Meeting in order for their vote to be counted at the Meeting (see “Notice to Beneficial Holders of Common Shares” below).

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number do not hold Common Shares in their own name as “Registered Shareholders”. Shareholders who do not hold their Common Shares in their own name as Registered Shareholders (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders (i.e. Shareholders whose names appear on the records of the Company as the registered holders of the Common Shares) can be recognized and acted upon at the Meeting.

If Common Shares are held in an account through a Shareholder’s broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can generally only be voted by them, and they can only vote (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. In some cases, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed Voting Instruction Form as directed by Broadridge well in advance of the Meeting.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy has the power to revoke it at any time before it is exercised, by an instrument in writing signed by the Registered Shareholder or a person authorized by the Registered Shareholder pursuant to a power of attorney in writing, or if the Registered Shareholder is a corporation, executed under its corporate seal or signed by a duly authorized officer or a person authorized by the corporation pursuant to a power of attorney in writing, and delivered to the offices of the Company at Suite 1840, 444 5th Ave. S.W., Calgary, Alberta T2P 2T8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities (other than shareholdings in the Company) or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors and as set forth under “Special Matter to be Acted Upon at the Meeting”.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par or nominal value. All issued Common Shares are entitled to be voted at the Meeting and each has one vote. There are 53,270,762 Common Shares issued and outstanding as of April 15, 2008.

The Company has prepared a list of Registered Shareholders of record as of April 10, 2008. Only Shareholders named on that list will be entitled to vote the Common Shares then registered in their names at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of his Common Shares after that date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Sshares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, as at April 15, 2008, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than ten percent (10%) of the voting rights attached to any class of voting securities of the Company, except as set forth below:

Name and Municipality of Residence	Number of Voting Securities Owned	Percentage of Outstanding Voting Securities Owned
Dalea Partners, LP Oklahoma City, Oklahoma	10,000,000 Common Shares(1)	18.8%

Note:

(1)	N. Malone Mitchell, 3rd, a director of the Company, effectively exercises control or direction over these Common Shares.

ANNUAL MATTERS TO BE ACTED UPON AT THE MEETING

AUDITED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2007

The financial statements of the Company for the year ended December 31, 2007 and the auditor’s report thereon will be placed before the Shareholders at the Meeting. These financial statements are being delivered to Shareholders concurrently with this Information Circular.

ELECTION OF DIRECTORS

The management of the business and affairs of the Company is supervised by a board of directors (the “Board of Directors”). There are currently five (5) directors, and management proposes to increase the number of directors to six (6). Shareholders will be asked to fix the number of directors to be elected at the Meeting at six (6). Each of the persons set forth in the table below will be nominated by management for election as a director at the Meeting, and if elected, will serve until the next annual meeting of Shareholders or until his successor is duly appointed or elected unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote for these management nominees.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Company now held by them, their principal occupations, the periods during which they have served as directors of the Company, and the number of voting securities of the Company beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of April 15, 2008:

Name, Position and Municipality of Residence	Principal Occupation or Employment and If Not Previously Elected Director, Occupation During the Past Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(4)	First Year Served as a Director
Michael Winn(1) (2) (3) Chairman Laguna Beach, CA USA	Chairman of the Company since December 2004; President of Terrasearch Inc. (a private consulting company)	195,000	2004

Brian Bayley(1) (2) (3) Director Vancouver, BC Canada	Co-Chairman of Quest Capital Corp. (a public mortgage investment corporation) (TSX:QC)	150,000	2001

Alan Moon(1) (2) (3) Director Calgary, AB Canada	President of Crescent Enterprises Inc. (a private investment company)	118,613	2004

Scott C. Larsen Director Dallas, TX USA	President and CEO of TransAtlantic Petroleum Corp.	252,153	2005

N. Malone Mitchell, 3rd Director Fort Stockton, TX USA	President of Riata Management, LLC (a private oil and gas exploration and production company) since 2007. President and COO of Sandridge Energy, Inc. in 2006. Prior to 2006, President, CEO and Chairman of Riata Energy, Inc.	10,000,000(5)	2008

Matthew McCann Oklahoma City, OK USA	General Counsel of Riata Management, LLC (a private oil and gas exploration and production company) since 2007. SVP and General Counsel of Sandridge Energy, Inc. in 2006. Prior to 2006, SVP and General Counsel of Riata Energy, Inc.	—	Nominee

Notes:

(1)	Member of the Audit Committee of TransAtlantic. The Company does not have an Executive Committee.

(2)	Member of the Compensation Committee of TransAtlantic.

(3)	Member of the Corporate Governance Committee of TransAtlantic

(4)	Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised as of April 15, 2008 is based on information furnished to the Company by individual directors.

(5)	These Common Shares are owned by Dalea Partners, LP.

Messrs. Winn, Bayley, Moon and Mitchell each serve on the board of directors of other public companies as listed below:

Director and Officer Positions Held by Members of the Board of Directors in Other Reporting Issuers

Name of Director	Name of Company	Listing	Position
Michael D. Winn	Alexco Resource Corp.	TSX	Director
	Eurasian Minerals Inc.	TSX Venture Exchange	Director
	Iron Creek Capital Corp.	TSX Venture Exchange	Director, Officer
	Lake Shore Gold Corp.	TSX	Director
	Lara Exploration Ltd..	TSX Venture Exchange	Director
	Reservoir Capital Corp.	TSX Venture Exchange	Director
	Sanu Resources Ltd.	TSX Venture Exchange	Director
	Sprott Resource Corp.	TSX	Director

Brian B. Bayley	American Natural Energy Corp.	TSX Venture Exchange	Director
	Arapaho Capital Corp.	TSX Venture Exchange	Director, Officer
	Columbian Mines Corporation	TSX Venture Exchange	Director
	Cypress Hills Resource Corp.	TSX Venture Exchange	Director
	Esperanza Silver Corp.	TSX Venture Exchange	Director
	Eurasian Minerals Inc.	TSX Venture Exchange	Director
	Gleichen Resources Ltd.	TSX Venture Exchange	Director
	Greystar Resources Ltd.	TSX	Director
	Kirkland Lake Gold Inc.	TSX	Director
	Midway Gold Corp.	TSX Venture Exchange	Director

	PetroFalcon Corp.	TSX	Director
	Pretium Capital Corp.	TSX Venture Exchange	Director, Officer
	Quest Capital Corp.	TSX	Director, Officer
	Rocky Mountain Resources Corp.	TSX Venture Exchange	Director
	Sanu Resources Ltd.	TSX Venture Exchange	Director
	Torque Energy Inc.	TSX Venture Exchange	Director, Officer

Alan Moon	Avenir Diversified Income Trust	TSX	Director
	Superior Diamonds Inc.	TSX Venture Exchange	Director
	Lake Shore Gold Corp.	TSX Venture Exchange	Director
	Maxy Gold Corp.	TSX Venture Exchange	Director
	Enervest Diversified Income Trust	TSX	Director
	Enervest Natural Resource Fund Ltd.	Mutual Fund -not applicable	Director

N. Malone Mitchell, 3rd	Quest Resource Corporation	NASDAQ	Director

With respect to these companies or other companies on which any of the proposed TransAtlantic Board of Directors members were previously a director, it should be noted that within the past 10 years, Mr. Bayley has served on the board of one company which was denied an exemption from certain securities regulations and two companies which were the subject of cease trading orders. In 2002, VisualLABS Inc., now called PetroFalcon Corporation, was denied certain exemptions with respect to a private placement until the placement was ratified by the shareholders. The shareholders ratified the private placement and the exemptions were reinstated. In 2003, Esperanza Silver Corp. was the subject of a cease trading order for failure to file financial statements. The cease trading order was rescinded upon the company filing the financial statements. In 2003, American Natural Energy Corp. (“ANEC”) was the subject of a cease trading order for failure to file financial statements. The cease trading order was rescinded upon the company filing the financial statements. In 2007, ANEC was the subject of a cease trading order for failing to file financial statements, and the orders have not yet been rescinded.

APPOINTMENT OF AUDITOR

The Shareholders will be asked to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company until the close of the next annual general meeting, at such remuneration as may be approved by the Board of Directors. KPMG LLP has been the auditor of the Company since 1993.

SPECIAL MATTER TO BE ACTED UPON AT THE MEETING

Approval of Private Placement

Background

In March 2008, the Company entered into a strategic relationship with Riata Management, LLC (“Riata”) which contemplated an equity investment into the Company, a short-term credit facility to the Company to repay a bridge loan owing to Quest Capital Corp. (“Quest”), the replacement of Sphere Petroleum QSC as the farm-in partner in both of the Company’s Moroccan properties and the provision of technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects. As part of these arrangements, the Company and Riata entered into an investment agreement (the “Investment Agreement”) dated March 28, 2008 providing for a two-stage non-brokered private placement (the “Private Placement”) of an aggregate of 35,000,000 common shares of the Company (“Common Shares”) for total gross proceeds to the Company of CDN$12,000,000.

On April 8, 2008, the Company completed the first stage of the Private Placement (the “First Closing”), issuing 10,000,000 Common Shares at a price of CDN$0.30 per Common Share to an associated entity of Riata, Dalea Partners, LP (“Dalea”). As a result of the First Closing, Dalea currently owns approximately 18.8% of the Company’s outstanding Common Shares. The Common Shares owned by Dalea are effectively controlled by the head of Riata, N. Malone Mitchell 3rd, who has also been appointed to the Board of Directors. In accordance with the terms of the Investment Agreement, management will nominate both Mr. Mitchell and Mr. McCann for election as directors at the Meeting. See “Annual Matters to be Acted Upon at the Meeting - Election of Directors”.

In conjunction with the First Closing, Riata also provided a short-term loan to the Company in the amount of US$2,000,000 (the “Riata Loan”) thereby allowing the Company to repay the loan facility which was outstanding to Quest and due on April 30, 2008. The Riata Loan bears interest at 12% and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata Loan out of the proceeds from the second stage of the Private Placement, as discussed below, before June 15, 2008, interest on the Riata Loan will be waived.

Proposed Second Stage of Private Placement

Pursuant to the terms of the Investment Agreement, the Company has agreed, subject to receipt of disinterested Shareholder approval at the Meeting and other customary closing conditions, to complete the second stage of the Private Placement whereby the Company would issue a further 25,000,000 Common Shares to Riata and/or associated persons (which may include Dalea) at a price of CDN$0.36 per Common Share. The purchase price of the Common Shares for the second stage of the Private Placement represents a 33% premium to the volume weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately prior to the Company’s announcement of the Private Placement. If the second stage of the Private Placement is completed, Mr. Mitchell will, directly or indirectly, exercise control or direction over approximately 44.7% of the Company’s outstanding Common Shares.

The gross proceeds from the second stage of the Private Placement will be CDN$9,000,000, of which US$2,000,000 will be used to repay the Riata Loan with the remaining proceeds being used for general corporate purposes.

Additional Provisions of the Investment Agreement

Under the terms of the Investment Agreement, for so long as the percentage of issued and outstanding Common Shares held by Riata and certain associated persons (the “Riata Proportional Interest”) is more than 20%, Riata will have the right to nominate two individuals of its choosing for election to the Board of Directors at all meetings of Shareholders at which directors are elected. At any time that the Riata Proportional Interest is more than 10% but less than 20%, Riata will have the right to so nominate one individual. Each nominee of Riata is required to satisfy the eligibility requirements provided for by applicable corporate legislation and the rules of the TSX.

In addition, if the Company wishes to issue or pursue an offering of Common Shares or securities convertible or exchangeable into Common Shares (collectively, the “Subject Securities”) in the future, the Investment Agreement provides Riata and certain associated persons with a right, subject to TSX approval, to maintain their proportionate equity interests in the Company by subscribing for and purchasing a portion of Subject Securities before they are offered to other prospective purchasers.

A complete copy of the Investment Agreement has been filed on and is available through SEDAR at www.sedar.com.

Shareholder Approval Required

Pursuant to the policies of the TSX, the second stage of the Private Placement requires Shareholder approval on a disinterested basis since the number of Common Shares being purchased by Riata or its associates will allow Mr. Mitchell to materially affect the control of the Company. In addition, although Riata and Mr. Mitchell were acting at arms’ length with the Company at the time that the Investment Agreement was negotiated and entered into, Mr. Mitchell currently is, and at the time of completing the second stage of the Private Placement will be, an insider of the Company. As such, his acquisition, directly or indirectly, of a number of Common Shares which is greater than 10% of the Company’s issued and outstanding Common Shares at such time also requires disinterested Shareholder approval under the TSX’s policies. If the second stage of the Private Placement is completed, Mr. Mitchell will, directly or indirectly, exercise control or direction over approximately 44.7% of the Company’s outstanding Common Shares.

At the Meeting, Shareholders (excluding Riata, Dalea, Mr. Mitchell or their respective associates) will therefore be asked to consider and, if deemed advisable, approve an ordinary resolution (the “Private Placement Resolution”) to approve the second stage of the Private Placement.

The form of the Private Placement Resolution is as follows:

“RESOLVED THAT:

1.	the issuance of 25,000,000 Common Shares at a price of CDN$0.36 per Common Share as more particularly described in the information circular of the Company dated April 15, 2008, is hereby approved; and

2.	any one officer or director of the Company is hereby authorized to execute and deliver all such documents and to do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

The Board of Directors unanimously recommends that Shareholders vote in favour of the Private Placement Resolution. Mr. Mitchell has declared his interest in the transaction and has abstained from voting on the matter, but concurs with the recommendation of the Board of Directors. The persons named in the enclosed form of proxy, unless instructed otherwise, intend to vote at the Meeting in favour of the Private Placement Resolution.

In order to be effective, the Private Placement Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by disinterested Shareholders. For the purposes of the vote, Dalea and any other Shareholders who are not at arm’s length to Dalea, including Riata and Mr. Mitchell, and any other Shareholder otherwise participating in the Private Placement may not vote on the matter. The number of votes attaching to Common Shares that, to the Company’s knowledge, as of the date hereof, will not be counted for the purposes of determining whether Shareholder approval of the Private Placement Resolution has been received, is 10,000,000 Common Shares.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Company’s CEO and CFO during 2007 and, if they earned more than Cdn $150,000 or its equivalent in U.S. dollars, each of the individuals who was, as at December 31, 2007, an executive officer of the Company (collectively “the Named Executive Officers”).

		Annual Compensation						Long Term Compensation
								Awards		Payouts
	Year	Salary ($)		Bonus ($)			Other Annual Compensa-tion ($)(1)	Securities Under Options Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
All $ Amounts Shown Below are in US Dollars
Scott C. Larsen President & Chief Executive Officer	2007 2006 2005	$ $ $	240,000 240,000 216,000	$ $	120,000 — 50,000	(2)	— — —	650,000 70,000 100,000	— — —	— — —	$	— — 100,000	(4)
Hilda Kouvelis(3) Chief Financial Officer	2007 2006 2005	$ $ $	147,000 117,000 117,000	$ $	10,000 7,500 —		— — —	75,000 50,000 25,000	— — —	— — —		— — —

Notes:

(1)	Except where otherwise indicated, perquisites and other personal benefits do not exceed the lesser of Cdn. $50,000 and 10% of the total of the annual salary and bonus of any of the named executive officers.

(2)	Mr. Larsen received $70,000 of his 2007 bonus in fiscal 2008.

(3)	Ms. Kouvelis was appointed Chief Financial Officer in January 2007. She replaced Christopher Lloyd.

(4)	Mr. Larsen was paid a one-time bonus of $100,000 upon the successful sale of the Company’s Nigerian interests in June 2005 which represented the culmination of nearly 3 years of work to sell the Nigerian interests. In addition, the Company agreed to pay Mr. Larsen a bonus payment equal to 3.87% of the amount received by the Company from a net profits agreement with the purchaser of the Nigerian asset, if and when any such net profits are actually received, up to a total of $600,000.

EMPLOYMENT CONTRACTS AND TERMINATION AGREEMENTS

The Company has an employment agreement with Scott Larsen, the Company’s President and Chief Executive Officer. The agreement provides he is retained under a year to year agreement with the current term through June 2008 and provides for remuneration totaling $240,000 per annum. The agreement with Mr. Larsen provides for a severance payment equal to one year’s salary to Mr. Larsen if the Company terminates his employment or there is a change of control. The recently announced transaction with Riata does not trigger a change of control with regard to Mr. Larsen’s employment agreement.

In December 2007, the Board of Directors approved an employment agreement with Jeffrey S. Mecom, the Company’s Vice President and Secretary, which became effective January 1, 2008. In April 2008, the Board of Directors approved an employment agreement with Hilda Kouvelis, the Company’s Vice President and Chief Financial Officer, which becomes effective May 1, 2008. The employment agreements with Ms. Kouvelis and Mr. Mecom provide that they are retained under a year-to-year agreement for remuneration totaling $160,000 and $150,000 per annum, respectively. The terms and conditions of those employment agreements are substantially similar to Mr. Larsen’s employment agreement, provided that the severance payment is equal to six months’ salary.

In addition, upon the successful sale of the Company’s Nigerian interests in June 2005, Mr. Larsen was paid a one-time bonus of $100,000 and the Company agreed to pay Mr. Larsen a bonus payment equal to 3.87% of the amount received by the Company from a net profits agreement with the purchaser of the Nigerian interests, if and when any such net profits are actually received, up to a total of $600,000. Mr. Larsen received a cash bonus for 2007 in the amount of $120,000. Bonuses to the Chief Executive Officer are paid at the discretion of the Board of Directors and upon recommendation of the Compensation Committee.

PENSION PLANS

The Company does not have any pension plans.

COMPENSATION OF DIRECTORS

The Company has established that non-executive directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors through cash payments and the grant of options to purchase Common shares (“Options”). In December 2007, Michael Winn, Brian Bayley and Alan Moon were each granted 35,000 Options. In addition, in 2007, Chairman Michael Winn was paid cash remuneration of US$60,000 and the other non-executive directors were each paid US$12,000. The Option portion of the remuneration to directors is determined in the discretion of the Board of Directors based on the recommendation of the Compensation Committee.

OTHER REMUNERATION

During the financial year ended December 31, 2007, except as disclosed above, there was no remuneration paid or payable, directly or indirectly, by the Company and its subsidiaries pursuant to any existing plan or arrangement to its directors or Named Executive Officers.

INDEBTEDNESS OF DIRECTOR, OFFICERS AND EMPLOYEES

None of the directors, executive officers or employees of the Company or any of its subsidiaries or persons who were directors, executive officers or employees of the Company or any of its subsidiaries or the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year. None of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no “informed person” (as defined in National Instrument 51-102) or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction completed since the beginning of the Company’s most recently completed financial year, or in any proposed transaction, which in either such case has materially affected or would materially effect the Company or any of its subsidiaries.

EQUITY COMPENSATION PLAN INFORMATION

The only equity compensation plan which the Company has in place is its Amended and Restated Stock Option Plan (2006) (the “Option Plan”), which was approved by the Shareholders on May 4, 2006.

Pursuant to the Option Plan, the Company may grant Options to its directors, officers, employees and consultants or to directors, officers, employees or consultants of a subsidiary of the Company. The Options enable such persons to purchase Common Shares at the exercise price fixed by the Board of Directors at the time the Option is granted. The Board of Directors determines the number of Common Shares purchasable pursuant to each Option and such exercise price within the guidelines established by the Option Plan. These guidelines allow the Board of Directors to authorize the issuance of Options with a term not to exceed 10 years and to set other conditions to the exercise of Options, including any vesting provisions. All Options issued through 2006 have terms of 5 years and all are fully vested. Commencing in 2007, the Board of Directors adopted a policy to vest Options over a period of years. Consistent with the rules of the Toronto Stock Exchange (the “TSX”), the Option Plan requires that the exercise price of the Options at the time of grant may not be lower than the “Market Price”. The “Market Price” under the Option Plan is the closing price of the Common Shares on the TSX on the trading day immediately prior to the date the Option is granted.

In accordance with the provisions of the Option Plan, the option agreements must provide that the Option can only be exercised by the optionee and only for so long as the optionee shall continue in the capacity outlined above or within a specified period after ceasing to continue in such capacity. The Options are exercisable by the optionee by giving the Company notice and by payment of the exercise price for the number of Common Shares to be acquired.

Under the Option Plan, the Board of Directors is empowered to grant Options to insiders without further Shareholder approval. Pursuant to the Option Plan, the aggregate maximum number of Common Shares which may be reserved for issuance to any one person at any time under the Option Plan is 5% of the number of Common Shares that are outstanding immediately prior to the reservation in question, excluding Common Shares issued pursuant to the Company’s share compensation arrangements over the preceding one-year period (the “Outstanding Issue”). The aggregate number of Common Shares which may be issued to any one insider of the Company within a one year period cannot exceed 5% of the Outstanding Issue. In addition, under the Option Plan, the maximum aggregate number of Common Shares which can be reserved for issuance to insiders is 10% of the Outstanding Issue and the maximum aggregate number of Common Shares which can be issued to insiders within a one year period is 10% of the Outstanding Issue.

Options granted under the Option Plan are not assignable. No financial assistance is currently provided by the Company to facilitate the purchase of Common Shares on exercise of Options.

The Option Plan is a “rolling” or “evergreen” stock option plan. The maximum number of Common Shares reserved for issuance under the Option Plan is a fixed maximum percentage which allows the reloading of Common Shares authorized for issuance upon the exercise or cancellation of Options. The Option Plan reserves for issuance pursuant to Options a maximum number of Common Shares equal to 10% of the issued and outstanding Common Shares on the date of any Option grant. Pursuant to the rules of the TSX, since the Option Plan is a “rolling plan”, it must be approved every three years by the Company’s Board of Directors and Shareholders.

In addition to any other amendments which the TSX may permit without shareholder approval, the Board of Directors has the power and authority to approve amendments relating to the Option Plan or to Options granted thereunder, without further approval of the Shareholders, to the extent that such amendments relate to: (a) altering the terms and conditions of vesting applicable to any Options; (b) extending the term of Options held by a person other than an insider of the Company, including in circumstances where an Option holder ceases to be an officer or director of the Company, provided that the term does not extend beyond ten years from the date of grant; (c) accelerating the expiry date in respect of Options; (d) adding a cashless exercise feature, payable in cash or Common Shares; (e) determining the adjustment provisions in certain circumstances including the any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation or merger; (f) amending the definitions contained within the Option Plan; or (g) amending or modifying the mechanics of exercise of the Options.

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options issued pursuant to the Option Plan, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under the Option Plan, as at December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,285,000 Common Shares	$0.80	42,076 Common Shares(1)

Equity compensation plans not approved by security holders	nil	n/a	n/a
Total	4,285,000 Common Shares	$0.80	42,076 Common Shares

Note:

(1)	Pursuant to the Option Plan, the total number of Common Shares reserved for issuance under the Option Plan may not exceed 10% of the Common Shares outstanding from time to time. As at December 31, 2007, there were 43,270,762 Common Shares outstanding. The number of Common Shares issuable pursuant to the Option Plan automatically increases as the number of issued and outstanding Common Shares increases. As at April 15, 2008, there were 53,270,762 Common Shares outstanding, 4,270,000 Common Shares (approximately 8% of the outstanding Common Shares) to be issued upon exercise of outstanding options under the Option Plan and 1,057,076 Common Shares (approximately 2% of the outstanding Common Shares) remaining available for future issuances under the Option Plan.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table discloses the particulars of Options granted by the Company during the 2007 fiscal year to the Named Executive Officers.

OPTION TABLE

Optionee	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year		Exercise or Base Price ($/Share)		Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Scott C. Larsen	400,000 250,000	17.62	% 11.01%	US$ US$	1.00 0.31	— —	January 10, 2012 December 4, 2012
Hilda Kouvelis	75,000	3.3%		US$	1.00	—	January 10, 2012

AGGREGATE OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table discloses the particulars of Options exercised by the Named Executive Officers during the last financial year and details of the financial year-end value of unexercised outstanding Options held by the Named Executive Officers.

Named Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at FY-End		Value of Unexercised In-The-Money Options at FY-End (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
			(#)	(#)	($)	($)
Scott C. Larsen	—	—	850,000	300,000	$3,333	—
Hilda Kouvelis	—	—	150,000	—	—	—

Notes:	(1) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

(2)      Value is the product of the number of shares multiplied by the difference between the closing market price on the December 31, 2007 and the exercise price. The closing market price on December 31, 2007 was US$0.27 per share.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is comprised of Brian Bayley, Alan Moon and Michael Winn. Mr. Moon was elected to serve as its Chairman. None of the members of the Compensation Committee was or is a member of the management of the Company.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors is responsible for recommending compensation policies and guidelines. The Committee reports as follows:

The Company’s compensation philosophy is aimed at attracting and retaining quality and experienced personnel, which is critical to the success of the Company. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options). The Compensation Committee makes recommendations for executive compensation to the full Board of Directors for approval. Since the Company’s focus has been in international oil and gas exploration, consideration is given to the factors such as time overseas, the risk inherent in certain international operations and the greater degree of time and effort international transactions may require. The Committee views the totality of Company’s performance in its evaluation of compensation for executive officers.

Base Salaries: The Company’s approach to base compensation is to offer salaries which are competitive and which will attract and retain experienced and competent personnel. The competitiveness of the Company’s base salaries is based on the Committee’s general knowledge of similarly situated companies.

Short-Term Incentive Compensation – Bonuses: In addition to base salaries, the Company awards cash bonuses to employees of the Company including executive officers. As to employees, the Compensation Committee reviews the President’s recommendations and approves a bonus pool. As to executive officers, the Committee, in consultation with the President, recommends bonus levels for Board of Directors approval. The Compensation Committee reviews the performance of the Chief Executive Officer and recommends the bonus for the CEO to the Board of Directors. In the case of non-executive employees, bonuses are based on the employee’s performance and the Company’s overall performance. In the case of executive officers, bonuses are based on the employee’s performance, the officer’s contribution to achieving corporate goals and how well the Company has performed in reaching the goals set by the Board of Directors.

For year 2007, Mr. Larsen and Ms. Kouvelis received cash bonuses of $120,000 and $10,000, respectively. Of Mr. Larsen’s bonus, $50,000 was paid in 2007 and $70,000 was paid in April 2008. The April 2008 portion was paid in lieu of a grant of 175,000 Company common shares originally approved by the Compensation Committee in December 2007. No bonuses were paid to the CEO and CFO for year 2006. For year 2005, Mr. Larsen and Mr. Lloyd, our former CFO, received cash bonuses of $50,000 and $30,000, respectively. The Committee recommended and the Board of Directors approved a one-time bonus of $100,000 to Mr. Larsen upon the successful sale of the Company’s Nigerian interests in June 2005. In addition, the Committee recommended and the Board of Directors approved a bonus payment equal to Mr. Larsen to 3.87% of the amount received by the Company from a “net profits” agreement with the purchaser of the Nigerian interests, if and when any such net profits are actually received, up to a total of $600,000. Under this “net profits” agreement, the Company could receive up to $16 million. The Committee also reviewed and consented to Mr. Lloyd’s receipt of a referral fee of $15,000 paid to Mr. Lloyd by Quest Capital Corp. relating to a syndicated loan opportunity Mr. Lloyd presented to Quest in March 2005; the Company participated in the loan syndication and the loan has now been repaid.

Long-Term Incentive Compensation - Stock Options: Stock options are used to enhance, on a longer term basis, the emphasis on performance of both the individual and the Company. Individual stock options are granted by the Board of Directors on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer and President and Chief Financial Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Grants of options under the Company’s stock option plan reward overall corporate performance as measured by the underlying value of the Company’s shares. Stock options are normally awarded by the Board of Directors upon the commencement of employment with the Company based on the level of responsibility within the Company. The number of options outstanding to a particular individual and their length of service are taken into consideration when awarding new options. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Company.

Summary: TransAtlantic’s compensation policies are designed to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Company.

DATED this 15th day of April 2008.

By the Compensation Committee

“Alan Moon”	“Brian Bayley”	“Michael Winn”
Chairman	Director	Director

SHARE PERFORMANCE GRAPH

The following graph assumes that $100 was invested on December 31, 2002 in Common Shares, the S&P/TSX Energy Index and the S&P/TSX Composite Index and reflects their composite relative performances for the subsequent period to December 31, 2007.

The above chart is shown in Canadian dollars even though effective December 8, 1999, Common Shares were listed and posted for trading on the Toronto Stock Exchange in United States dollars until January 2, 2008. However, since the two composite performance indexes used for comparison are based on shares traded in Canadian dollars, the Company has restated its Common Share price in Canadian dollars for this graphic comparison.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for supervising the management of the business and affairs of Company and to act in the best interests of the Company. The Board of Directors approves all significant decisions that affect the Company before they are implemented, it is actively involved in the Company’s strategic planning process and it supervises standards of corporate governance to create a culture of integrity throughout the Company. The Board of Directors identifies principal risks and considers how to monitor and manage the risks. The Board of Directors has adopted and monitors a Corporate Disclosure Policy to govern communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders. The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The mandate of the Board of Directors is included in the written Terms of Reference adopted by the Board of Directors. A copy of this mandate is set out in Appendix B attached hereto.

The Board of Directors currently has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee. The Board of Directors determines what committees are required to effectively manage certain aspects of the Board of Director’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board of Directors has adopted and annually reviews the charters of each of the committees.

The Audit Committee reviews the effectiveness of the Company’s financial reporting, management information and internal control systems, and effectiveness of its independent auditors. It monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. The Audit Committee also reviews and approves the Company’s interim consolidated financial statements and year end financial statements. The Audit Committee has been designated by the Board of Directors to serve as the Reserves Committee and reviews the reserve reports and conducts inquiries with the reserve engineers as it deems appropriate. To maintain the effectiveness and integrity of the Company’s financial controls, the Audit Committee monitors internal control and management information systems.

The Compensation Committee establishes and reviews the compensation policies of the Company. The Compensation Committee also reviews senior management’s performance. The Compensation Committee makes the recommendations for granting stock options under the Company’s Option Plan and recommendations with respect to salaries and bonuses for executive officers.

The Corporate Governance Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board of Directors and committees of the Board of Directors, and for developing, implementing, and monitoring good corporate governance practices.

Additional information on TransAtlantic’s corporate governance practices is set out in Appendix A.

ADDITIONAL INFORMATION

Financial information respecting the Company is provided in the Company’s comparative financial statements, management discussion and analysis and the auditor’s report thereon for the Company’s most recently completed financial year. Copies of this Information Circular, the Company’s Annual Report which contains the financial statements, management discussion and analysis and the auditor’s report thereon for the Company’s most recently completed financial year, any interim financial statements of the Company subsequent to those statements contained in the Annual Report and the Company’s Annual Information Form for the fiscal year ended December 31, 2007 as filed with the applicable Canadian regulatory authorities are or will be available on SEDAR at www.sedar.com and may also be obtained without charge by writing to the Secretary of the Company at 1840 – 444 5th Avenue S.W., Calgary, AB T2P 2T8. Additional information relating to the Company is also available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 15th day of April 2008.

“Scott C. Larsen”	“Hilda Kouvelis”
SCOTT C. LARSEN	HILDA KOUVELIS
President and CEO	Vice President and CFO

APPENDIX A

The primary provisions with respect to corporate governance in Canada are contained in National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”) and National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”) which came into effect on June 30, 2005 and replaced the 14 corporate governance guidelines adopted by the Toronto Stock Exchange in 1995 (the “TSX Guidelines”) and their corporate governance disclosure rules. The governance of the Company is the responsibility of the TransAtlantic Board of Directors. The following outlines TransAtlantic’s alignment with the “Corporate Governance Guidelines” and “Disclosure of Corporate Governance Practices”.

CORPORATE GOVERNANCE DISCLOSURE MATTER	TRANSATLANTIC’S DISCLOSURE OF ALIGNMENT WITH MATTERS OF CORPORATE DISCLOSURE
Composition of the Board of Directors.	The Directors of the Company are: Michael Winn, Chairman, Brian Bayley, Alan Moon, Scott Larsen and Malone Mitchell, 3rd. Three of the five directors are independent. Mr. Larsen, who serves as President and CEO, is not independent. Mr. Mitchell is not independent due to a combination of his indirect shareholdings and commercial relationships with the Company. Messrs. Winn, Bayley, Moon and Mitchell serve on the boards of other reporting issuers (see “The Election of Directors” in the Information Circular for the names of each reporting issuer). During 2007, the Board met 8 times, 3 of which were in person; all Board members attended all Board meetings. In addition, the Board acted on matters 8 times by Unanimous Consent Resolutions.

Meetings of Independent Directors.	Generally at each Board meeting conducted in person, the independent members spend a portion of the meeting without the non-independent director present.

Role and Responsibilities of the Chairman.	Michael Winn is Chairman of the Board and is an independent director. As Chairman, he is responsible for ensuring that the relationship between the Board and management and shareholders of the Company are effective and efficient. He must work with the CEO, manage the Board and ensure the Board monitors the Company’s business and affairs. He ensures the Board monitors the strategy, policies and direction of the Company and ensures that the Board has sufficient knowledge to permit it to comfortably and properly make major decisions when such decisions are required. He coordinates the frequency of the Board meetings, assists in setting the agenda and chairs the Board meetings.

Mandate of the Board of Directors.	The Board has adopted Terms of Reference outlining the Mandate of the Board in which it explicitly assumes responsibility for stewardship of the Company. The text of the Mandate of the Board is attached as Appendix B to this Information Circular.

Strategic plan and strategic planning process.	The Board undertakes an annual review of the Company’s strategic plan. The overall strategic direction of the Company is determined by the Board. The Board also evaluates efforts of the CEO and other executive officers to foster integrity in the Company’s corporate culture.

Risk identification and management.	As part of the strategic planning process the Board, in conjunction with management, determines the principal risks associated with the Company’s business based on its knowledge and experience in the oil and gas industry and the general business environment and economic conditions. The Board monitors the risk management systems implemented by management and has standing instructions to be promptly alerted when a risk materializes.

Succession Planning.	The Board actively monitors its management. In connection with its annual evaluation of the Company’s senior executives, the Compensation Committee considers the skills and know-how required by the Company. As the Company grows, the Board will reassess the need to implement more formal succession planning.

Communications policy.	The Board has adopted a Corporate Disclosure, Confidentiality and Trading in Securities by Directors, Officers and Employees Policy, a copy of which is posted on the Company’s website. The Company maintains a website (www.tapcor.com) which has information concerning the Company and all press releases and publicly filed documents. On the website, there is an email system whereby Shareholders can provide feedback to the Company. It also provides contact information to be provided such that the Shareholder is automatically sent all press releases. The Board routinely reviews the content and timeliness of the information disclosed.

Internal control and management information systems.	The Company’s internal control and management systems are monitored by the Audit Committee of the Board with the aim of ensuring their integrity. The Audit Committee oversees the financial reporting process. The Audit Committee confers with the outside auditors with respect to the Company’s internal controls. There are certain weaknesses in the internal controls due to the Company’s smaller staff size.

Corporate governance principles and guidelines.	The Board has established a Corporate Governance Committee and adopted a Charter for that Committee. The Committee consists of three independent directors. The Committee’s mandate extends to ensuring the Company’s compliance with Governance Guidelines specifically NI 58-201, identifying and nominating new Board members, reviewing the performance of the Board and Board members and monitoring the Company’s adherence to its Corporate Disclosure Policy. With authorization from the Chairman of the Corporate Governance Committee, directors may engage outside advisors at the expense of the Company.

Position descriptions for the Chairman, the CEO and the Committee Chairs.	The Board has adopted position descriptions for the Chairman, the CEO and the Committee Chairs. The Corporate Governance Committee is charged with annual review of these descriptions.

Orientation of new directors.	The Company currently has no formal orientation program in place for new directors. The Board plans to implement an orientation procedure for new directors in which the new director is provided with the Board and Committee Charters, meets individually with the other directors and with the Company’s executive officers and is provided with detailed information as to the Company’s operations.

Continuing education of the directors.	No specific measures are presently in place to provide continuing education for the Board members. However, all of the independent Board members serve on other Boards and accordingly, receive substantial continuing practical exposure to Board and corporate issues on a routine basis. The Board members receive a monthly report on the Company’s business and activities with interim updates as required. As to educating Board members regarding the Company’s business, at least once per year, management convenes a Board meeting at which it conducts a full scale technical review of all projects with all outside technical professionals in attendance. In addition, Alan Moon is an ICD.D certified director under the Institute of Corporate Directors of Canada.

Code of Conduct.	The Board has adopted a written Code of Conduct for its directors, officers and employees. A copy of the Code has been posted on SEDAR and on the Company’s website (www.tapcor.com). The Code strives to accomplish the following objectives: (i) honest and ethical conduct, (ii) avoidance of conflict of interest, (iii) full fair accurate, timely and transparent disclosure, (iv) compliance with applicable laws, rules and regulations, (v) prompt reporting of Code violations and (vi) accountability for compliance with the Code. The Code is administered and monitored by the Board as a whole.

Whistle Blower Policy.	The Company has adopted a “Whistle Blower” policy which is administered by the Audit Committee. Pursuant to this policy, procedures have been implemented for the confidential, anonymous submission by employees and other persons of concerns they may have regarding questionable accounting, operational or auditing matters. These include an internet hotline address whereby an employee can email his or her concerns directly and anonymously to the Chairman of the Audit Committee. In addition, this policy has also been adopted for reporting any complaint, concern or potential violation of law regarding the compensation of the Company’s executive officers and employees.

Nominating Committee.	Pursuant to the Charter of the Corporate Governance Committee, the Board has delegated the duties of a Nominating Committee to the Corporate Governance Committee. The Corporate Governance Committee is responsible for identifying individuals qualified to become directors and for recommending candidates to fill Board vacancies or new positions. This Committee also is responsible for reviewing the qualifications of, and making recommendations to the Board regarding nominees submitted to the Company pursuant to the Company’s by-laws.

Compensation Committee.	The Company has a long standing Compensation Committee and has adopted a Charter for the Committee to guide its activities. The Committee has 3 members, all of whom are independent directors. Alan Moon currently serves as Chairman. The Committee reviews and makes recommendations regarding the compensation of both officers and directors. The Committee reviews the performance of the executive officers annually and reviews the performance of the non-executive employees with the CEO. The Committee, together with the Board, also reviews the goals and objectives of the CEO and reviews the performance of the CEO in light of those goals and objectives. The Committee oversees the Company’s Option Plan. The directors are compensated with periodic awards of stock options pursuant to the Company’s Option Plan plus a small cash stipend (presently $1,000 per month for directors, $5,000 per month for the Chairman).

Audit Committee.	The Company has a long standing Audit Committee and has adopted Terms of Reference to guide its activities. The Committee must have and does have 3 members, all of whom are independent directors. Brian Bayley currently serves as Chairman. In addition to its Charter, the activities of the Committee are guided by Multilateral Instrument 52-110 – Audit Committees. The Audit Committee is mandated to monitor the audit functions and preparation of financial statements and has expanded its scope to review reserve reports. Management establishes and the Audit Committee periodically reviews the Company’s internal controls. The Audit Committee meets with the outside auditor and reviews its reports prior to issuance and reviews the independent reserve report.

Performance assessment of the Board, the Board Members and the Board Committees.	The assessment of the performance of the Board, the Board members and the Board Committees is the responsibility of the Corporate Governance Committee.

APPENDIX B

The following is the Mandate of the Board of Directors of TransAtlantic which is contained in the Terms of Reference adopted by the Board of Directors of TransAtlantic Petroleum.

MANDATE OF THE BOARD OF DIRECTORS OF

TRANSATLANTIC PETROLEUM CORP. (the “Company”)

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the Business Corporations Act (Alberta); the Company’s Articles of Incorporation and by-laws; the Company’s Code of Conduct and the charters of the Board’s committees and other applicable laws and policies. The Board approves all significant decisions that affect the Company before they are implemented. As part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and Alberta corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws. The Board also monitors compliance with the Company’s Code of Conduct.

b.	Strategic Planning

The Board is actively involved in the Company’s strategic planning process. The Board discusses and reviews all materials relating to strategic planning with management. The Board is responsible for reviewing and approving the strategic plans for the Company. Following the completion of each year, the Board undertakes a review of the Company’s strategic plans to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company.

c.	Dealing with Risks

The Board, as part of the strategic planning process, identifies and evaluates principal risks and considers how to monitor and manage the risks. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices and currency fluctuations, legislative and title issues, oil and gas operations and the fact that oil and gas exploration and development activities are inherently risky. The Board accesses risks in conjunction with its review of Company opportunities and has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized. The Board may from time to time appoint management, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Board, through the Compensation Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals with individuals who have the required expertise. Management is assigned the responsibility of training and advising any new persons of the Company’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.

e.	Communication Policy

The Board is responsible for adopting a Corporate Disclosure Policy that governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company’s internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company’s financial controls, the Board, through the Audit Committee which consists solely of independent directors, implements and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance Committee composed entirely of independent directors, and which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing, and monitoring good corporate governance practices. The Corporate Governance Committee is also responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Chair of the Corporate Governance Committee.

h.	Feedback

The Board is responsible for ensuring the Company has appropriate processes in place to effectively communicate with it shareholders. The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance Committee, annual reviews of the performance of the committees and their chairs.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

TransAtlantic Petroleum Corp.

9th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number

Form of Proxy - Annual Special Meeting to be held on May 20, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on May 15, 2008.

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1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER
26FE08122.E.SEDAR/000001/000001/i

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Appointment of Proxyholder

I/We, being holder(s) of TransAtlantic Petroleum Corp. (the “Company”) hereby appoint: Michael Winn, Chairman of the Board of the Company, or failing him, Scott C. Larsen, President of the Company	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Special Meeting of Shareholders of TransAtlantic Petroleum Corp. to be held at the Westin Calgary Hotel, 320 - 4th Avenue SW, Calgary AB on May 20, 2008 at 10:00 AM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Against

1. Set the number of Directors							☐	☐

To set the number of Directors of the Company at six (6).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Michael Winn	☐	☐	02. Brian Bayley	☐	☐	03. Alan Moon	☐	☐

04. Scott Larsen	☐	☐	05. N. Malone Mitchell, 3rd	☐	☐	06. Matthew McCann	☐	☐

							For	Withhold

3. Appointment of Auditors							☐	☐

To appoint KPMG LLP as auditors of the Company for the ensuing year at a remuneration to fixed by the directors.

							For	Against

4. Issuance of Common Shares							☐	☐

To approve an ordinary resolution approving the issuance of 25,000,000 common shares of the Company at a price of CDN $0.36 per share, all as more particularly described in the accompanying Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		/ /

¢	0 4 0 5 0 0	A R 0	T N P Q	+

LETTER TO SHAREHOLDERS

Dear Shareholders:

April 15, 2008

Over the past year, the Company has executed a series of transforming events, culminating with the recently announced strategic relationship with Riata Management, LLC and its affiliates, including Longfellow Energy, LP and Longe Energy Limited (collectively, “Riata”). Riata is a privately held oil and natural gas exploration and production company headed by N. Malone Mitchell 3rd. Before his involvement with Riata, Mr. Mitchell founded Riata Energy, Inc. (now Sandridge Energy, Inc.) and built it into one of the largest privately held energy companies in the U.S.

On April 8th, Riata made an equity investment of Cdn $3 million in the Company, became a 50% partner in both of the Company’s Moroccan properties and provided a short-term loan to enable the Company to pay off a prior loan. With your approval at the Shareholders Meeting, Riata will make a further equity investment of Cdn $9 million in the Company. Our Board of Directors unanimously recommends your approval of this second stage of the private placement to Riata.

The transformation of TransAtlantic continued in 2007 with the acquisition of three additional exploration licenses in Turkey, conversion of our Moroccan reconnaissance licenses into two exploration permits coupled with a farmout, the farmout of our other Moroccan property on attractive terms, and finalization of the award of our three Romanian licenses. In addition, we disposed of most of our U.S. properties. We will continue to focus on generating prospects located onshore in under-explored countries with attractive fiscal terms and known petroleum systems.

In Morocco, a 3D seismic survey covering 175 square kilometers of the Tselfat exploration permit will be completed in early May. After evaluation, we anticipate that Riata will exercise its option to acquire a 50% interest in the Tselfat permit in exchange for drilling and completing an exploratory well on the permit. Riata will also fund the cost to re-enter one well on the Guercif exploration permits. In both Tselfat and Guerif, the Company will remain the operator.

In Romania, we are planning to drill two wells on the Izvoru field beginning in the third quarter to develop the Sarmatian and evaluate the deeper Albian formation with additional development to follow.

1    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

LETTER TO SHAREHOLDERS

We will continue to focus on generating prospects located onshore in under-explored countries with attractive fiscal terms and known petroleum systems.

In Turkey in early 2008, the Company farmed out 75% of its interest in two blocks in exchange for a commitment to drill a deep test before the end of 2008. The Company will be carried for a 25% interest through testing of this well.

The scope of the Company’s activities and our ability to execute on planned exploration and development markedly increases as a result of these transactions. Riata’s operational experience and expertise will enable TransAtlantic to drill and develop its prospects at an accelerated rate. We will look at bringing drilling rigs and services into some or all of the countries in which we operate. This development will enable us to drill at lower cost on our schedule as well as expand our portfolio of properties through the ability to drill to earn.

Enclosed for your review are our unaudited Financial Statements for the Year ended December 31, 2007 and Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please refer to our filings at www.sedar.com. We also encourage you to visit our website at www.tapcor.com for more details about TransAtlantic and our projects.

We are excited about TransAtlantic’s prospects and look forward to executing our international exploration and drilling plans. On behalf of the Board of Directors, we want to express our appreciation to our shareholders for your continued support.

Sincerely,

“Michael Winn”	“Scott C. Larsen”
CHAIRMAN	PRESIDENT AND CHIEF EXECUTIVE OFFICER

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2007

The following discussion of the financial results for TransAtlantic Petroleum Corp. (“TransAtlantic” or the “Company”) should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in Canada. Readers are also referred to TransAtlantic’s Annual Information Form for the year ended December 31, 2007, which is available at www.sedar.com. All sums of money set out in this MD&A are expressed in United States Dollars. This MD&A was prepared as of March 31, 2008.

Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that cash flow from operations is a useful measure of financial performance. For the purposes of cash flow from operations calculations, cash flow is defined as “cash flow from operating activities before changes in non-cash operating working capital.” The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Certain natural gas volumes have been converted to barrels of oil equivalent (“Boe”) using six thousand cubic feet (“Mcf”) equal to one barrel (“Bbl”) unless otherwise stated. This conversion ratio is based on an energy equivalent conversion applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information regarding the Company set forth in this document, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other oil and gas companies, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from both internal and external sources. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. The Company assumes no obligation to publicly update or revise any forward-looking information.

OVERVIEW

TransAtlantic Petroleum Corp. is an international oil and gas company. It is focused on building a portfolio of oil and gas exploration and development projects in countries that are under explored and have established petroleum systems and attractive fiscal terms. The Company currently operates in Morocco, Turkey and Romania. TransAtlantic has sold substantially all of its U.S. operations, and its remaining U.S. properties are currently held for sale.

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere Petroleum QSC (“Sphere”) as the farm-in partner in both of the Company’s Moroccan properties, providing a short-term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

3    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF 2007 OPERATIONS

Summary

In 2007, the Company determined to focus on the development of its international properties and exit its U.S. operations. To that end, the Company:

•	converted its Moroccan reconnaissance license into two exploration permits;

•	agreed to the farmout of all of its exploration permits in Morocco;

•	received final government approval of its Romanian licenses;

•	acquired three additional exploration licenses in Turkey;

•	farmed out one of its licenses in Turkey; and

•	sold its operated South Texas and East Texas properties.

As a result of the decision to sell its U.S. operations, the Company reclassified its U.S. properties as “discontinued operations.” Accordingly, revenues and expenses associated with the Company’s U.S. cost center in 2007 and comparative periods are reflected as components of “loss from discontinued operations.”

Consolidated net revenues for the year ended December 31, 2007 were $653,000, which represents a decrease of 59% from the $1.6 million reported for 2006. The decrease in revenue is primarily due to lower production at South Gillock and the sale of the South Gillock and Jarvis Dome properties in the fourth quarter. The consolidated net loss for 2007 was $8.0 million or $0.18 loss per share (basic), compared to consolidated net loss of $9.4 million or $0.25 loss per share (basic) for last year. The decrease in the loss for 2007 as compared to 2006 is a result of exiting unprofitable operations in the U.S.

The Company incurred $4.1 million in capital expenditures compared to $4.7 million in 2006. At December 31, 2007, the Company had a working capital deficit of $202,000 and significant capital expenditures projected for 2008. Subsequent to year-end, the Company announced the formation of a strategic relationship with Riata that provides an equity investment in the Company, a short-term credit facility to the Company and project funding in Morocco (see “Subsequent Events” below). The Company will continue to evaluate options for additional sources of funding to develop its portfolio of properties, including farmout arrangements, the sale of certain non-core properties, and financings. The Company had 43,270,762 common shares outstanding at year-end (42,556,939 – 2006).

International Operations

The Company continued to evaluate and expand its initiatives in Morocco, Romania and Turkey during 2007. Approximately $2.3 million of costs were incurred and expensed from the pre-acquisition, reconnaissance, evaluation and development activities related to our international oil and gas properties. The following outlines these expenditures by country for the 2007 and 2006 fiscal years:

	2007	2006
(In thousands)	$	$
Morocco – three exploration permits	811	874
Romania – three production licenses	746	605
Turkey – six exploration licenses	239	222
U.K. North Sea – two exploration licenses	204	553
Other unallocated	312	25

Total	2,312	2,279

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    4

MANAGEMENT’S DISCUSSION AND ANALYSIS

MOROCCO

In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere. In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs to acquire a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and fund the cost of additional geological studies. The 3D seismic survey and the studies will be conducted in 2008 at an estimated cost of $6.5 million. thief it exercises its option, Sphere would be committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace the Company’s bank guarantee deposited with the Moroccan government. On March 28, 2008, the Company announced that Sphere will assign all of its interests in the Tselfat option and farmout agreement to Riata, who will assume all of the obligations of Sphere with regard to that agreement (see “Subsequent Events” below).

Effective January 2008, the Company converted a portion of its Guercif–Beni Znassen reconnaissance license into two exploration permits covering a total of 3,893 square kilometers (962,000 acres) in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. The interests of the Company, Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, which is carried during the exploration phase but pays its share of costs in the development phase. In addition, Sphere posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs. On March 28, 2008, the Company announced that Sphere will assign all of its interests in the Guercif participation agreement to Riata, who will assume all of the obligations of Sphere with regard to the Guercif exploration permits (see “Subsequent Events” below).

ROMANIA

In September 2007 the Company received final government approval of its three Romanian licenses. In 2006 the Company capitalized $1.6 million of expenditures related to the seismic surveys completed in Romania. These surveys included a 3D seismic survey at the Izvoru license and 2D seismic surveys at the Vanatori and Marsa licenses. The Company will have until 2010 to complete work programs for each of the licenses.

TURKEY

The Company has six exploration licenses and has remaining work commitments which total approximately $945,000 on the licenses, three of which extend through June 2009 and three of which extend through July 2010. The Company spent $218,000 on these work programs in 2007. In October 2007, the Company agreed to the farmout of one of its licenses in Turkey, Block 4175, but the farmout partner has since relinquished its option on this license. On March 31, 2008, the Company announced that it has entered into a farmout agreement on two other licenses in Turkey, Blocks 4173 and 4174 (see “Subsequent Events” below).

U.K. NORTH SEA

The Company was unable to farmout or develop its U.K. North Sea property and relinquished its rights to that property in December 2007.

U.S. Operations

REVENUE AND PRODUCTION

The Company recognized net oil and gas sales of $653,000 for 2007 representing a 59% decrease from 2006 sales of $1.6 million, which is primarily the result of decreased production at South Gillock and the sale of the South Gillock and Jarvis Dome properties in the fourth quarter. During the year, the Company had production from two operated fields in Texas (South Gillock and Jarvis Dome) as well as from its non-operated interest in Dewey County, Oklahoma. The Company sold 13,000 net barrels of oil equivalent (Boe) in 2007 compared to 36,300 Boe for 2006.

5    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING AND DDA EXPENSES

Lease operating expenses decreased 33% to $1.2 million as compared to $1.8 million incurred in the prior year. Depreciation, depletion and accretion (“DDA”) decreased to $2.2 million for 2007 as compared to $4.6 million for 2006, with both periods including a write-down of the oil and gas properties. The decreases in lease operating expenses and DDA are due to the sale of the Company’s South Gillock and Jarvis Dome properties and to a higher impairment charge in 2006.

An impairment of $1.9 million on U.S. properties was recorded for 2007. The impairment charge reflected the write-down of the remaining U.S. properties to their sales value.

EXPLORATION

At South Gillock, the Company incurred costs of $3.8 million in drilling the SGU #96 well. The Company also participated in the Riseley well on its Oswego property in Oklahoma, incurring costs of $250,000 for its 20% participation in this well. In November 2007, the Company sold for $4.0 million its operated interest in the South Gillock Unit and the State Kohfeldt Unit, as well as the shallow rights over the South Gillock Unit.

U.S. Discontinued Operations

The Company recorded a loss from discontinued operations of $3.4 million for the year ended December 31, 2007. Loss from discontinued operations of $4.7 million was reported for fiscal 2006. The results of discontinued operations are classified separately net of applicable income taxes. Loss from discontinued operations includes the following amounts:

	2007 TWELVE MONTHS	2006 TWELVE MONTHS
DECEMBER 31,
(In thousands)	$	$
Revenues, oil and gas sales – net	653	1,613
Expenses:
Lease operating expenses	1,167	1,779
Depletion, depreciation and accretion	351	1,513
Interest expense	307	—
Financing expense – shares issued	359	—
Write-down of assets	1,867	3,061

Loss from discontinued operations	3,398	4,740

G&A AND OTHER EXPENSES

General and administrative costs of $2.7 million in 2007 were slightly higher than the $2.4 million reported for 2006. These costs included $554,000 of stock-based compensation expense in 2007 compared to $260,000 in 2006 as a result of a greater number of options granted in 2007 versus 2006.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    6

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTINGENCY

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited $1.76 million into an escrow account to address claims relating to prior operations in Nigeria. At December 31, 2006, the balance of the escrow fund was $961,000. Pursuant to an agreement reached in 2007, $415,000 out of the escrow account was released to the Company and net amount of $306,000 was allocated and recently paid out of the escrow account for final payment of liabilities with respect to fiscal years 1998 through 2004. The balance of the escrow fund at December 31, 2007 is $240,000. The remaining potential liability to the Company is for taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount to be sufficient to cover any potential liabilities.

SELECTED ANNUAL INFORMATION

The selected consolidated financial data presented in the table below for the three fiscal years ended December 31, 2007 is derived from the Company’s consolidated financial statements. This data includes the accounts of the Company and its wholly-owned subsidiaries for periods owned by the Company. The following selected financial data is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes of the Company which are available at www.sedar.com. The Company follows the full cost method of accounting for oil and gas operations.

YEAR ENDED DECEMBER 31,	2007	2006	2005
(In thousands of U.S. dollars, except per share amounts)	$	$	$
Oil and gas sales, net of royalties	—	—	—

Total revenues*	—	—	—

Loss from continuing operations	4,539	4,673	2,658

Loss from discontinued operations	3,398	4,740	1,115

Net loss and comprehensive loss	7.937	9.413	3,773

Net loss per share
Basic and diluted – continuing operations	0.11	0.12	0.08
Basic and diluted – discontinued operations	0.08	0.12	0.03

Basic and diluted	0.18	0.25	0.11
Total assets	6,679	15,392	18,927
Long term liabilities	–	1,939	556
Shareholders’ equity	3,642	10,502	15,936
Capital expenditures	4,126	4,737	5,422
Weighted average shares outstanding (000’s)	43,037	38,182	33,023
Ending shares outstanding (000’s)	43,271	42,557	37,659

*	Revenues from the Company’s U.S. operations are included in Loss from discontinued operations and totaled $653,000, $1,613,000 and $1,409,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

7    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows changes in non-cash working capital related to operating activities, excluding bank debt:

YEAR ENDED DECEMBER 31,	2007	2006	2005
(In thousands of U.S. dollars, except per share amounts)	$	$	$
Accounts receivable	(144)	358	(298)
Prepaid and other current assets	39	(76)	65
Accounts payable and accrued liabilities	(1,201)	1,066	599
Settlement provision	(721)	(550)	656
Change in non-cash working capital related to operating activities	(2,027)	798	1,022

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial information for the last eight fiscal quarters:

	LOSS FROM CONTINUED OPERATIONS		NET LOSS
	AMOUNT	PER SHARE (basic & diluted)	AMOUNT	PER SHARE (basic & diluted)
(In thousands, except per share amounts)	$	$	$	$
2007
Fourth quarter	1,500	0.04	2,629	0.07
Third quarter	789	0.02	2,213	0.05
Second quarter	1,043	0.03	1,459	0.03
First quarter	1,207	0.03	1,459	0.03
2006
Fourth quarter	1,782	0.05	5,824	0.15
Third quarter	893	0.02	1,030	0.03
Second quarter	1,112	0.03	1,431	0.04
First quarter	886	0.02	1,128	0.03

FOURTH QUARTER 2007

In November 2007, the Company sold its South Gillock property, which included the South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4.0 million, and the buyer has assumed the plugging and abandonment liability associated with the units. The Company paid down $2.0 million in principal on the loan owing to Quest Capital Corp. (“Quest”) in connection with the sale of the South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. In October 2007, the Company sold its Jarvis Dome property for $250,000.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Also in November 2007, the Company announced that it converted a portion of its Guercif–Beni Znassen reconnaissance license into two exploration permits, which became effective in January 2008. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere Petroleum QSC (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. In addition, Sphere posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company and Stratic for their back costs (see “Subsequent Events” below).

As a result of the decision to sell its U.S. operations, the Company reclassified its U.S. properties as discontinued operations. Loss from discontinued operations in the fourth quarter of 2007 was $1.5 million, compared to $1.7 million for the same period in 2006. Significant expenses during the quarter included: $768,000 towards international oil and gas activities and $716,000 of general and administrative costs.

LIQUIDITY

Given the capital-intensive nature of oil and gas exploration as well as the uncertainty of economic success from the Company’s existing projects, additional capital will be required to fund the Company’s existing and additional projects. See “Liquidity Risk” below.

On March 28, 2008, the Company announced a strategic relationship with Riata which will include a significant equity investment and a short-term loan agreement (see “Subsequent Events” below).

As of December 31, 2007, the Company had cash and short-term investments of $2.2 million, $2.0 million in current debt, no long-term debt and a working capital deficit of $202,000. As of December 31, 2006, the Company had cash and short-term investments of $4.7 million, no current or long-term debt and working capital of $2.2 million. The Company has $2.3 million in restricted cash, of which $2.0 million will be released to the Company at various times once certain work commitments are met.

In April 2007, the Company entered into a U.S. $3.0 million short-term standby bridge loan from Quest. In August 2007, the Company and Quest increased the loan facility to $4.0 million, and the Company drew down the additional $1.0 million under the same terms as the original agreement. In November 2007, the Company paid down $2.0 million in principal on the loan in connection with the sale of its South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. On March 28, 2008, the Company and Quest extended the maturity date to April 30, 2008 in order to facilitate the transactions with Riata.

The Company completed a private placement in December 2006 whereby it issued 4,500,000 Units at $0.85 per Unit for gross proceeds of $3.83 million. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.05 through December 4, 2008. The proceeds were used for U.S. exploration and development activities and general corporate purposes.

The Company will require significant additional funding to continue to develop its properties. Accordingly, the Company will evaluate additional financings to meet its capital needs. The Company will also consider sales and farmouts of its properties to raise capital. The development of the Company’s properties is also dependent on finding and developing additional oil and gas reserves, oil and gas prices and the availability of additional capital to continue project development.

9    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations

PAYMENTS DUE BY PERIOD

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
(In thousands of U.S. dollars)	$	$	$	$	$
Office Leases	377	113	253	11	—
Debt	2,000	2,000	—	—	—

Total	2,377	2,113	253	11	—

The Company has a long-term lease for office space in the U.S. and Morocco and office lease commitments of less than one year for offices in Romania and Turkey.

The Company has work program commitments of $3.0 million under its Guercif exploration permits and $3.0 million under its Tselfat exploration permit in Morocco that are supported by fully-funded bank guarantees. The bank guarantees are reduced periodically based on work performed. In the event the Company fails to perform the required work commitments at Tselfat, the remaining amount of the bank guarantees, currently $2.0 million would be forfeited. Sphere has posted a $2.0 million bank guarantee in support of the Guercif work program commitments. The Company also holds six exploration licenses in Turkey and three production licenses in Romania. Under each of these licenses, the Company has a work commitment but has not posted any financial guarantee. If the Company fails to perform the work program under any of these licenses, it would risk forfeiture of that license.

SUBSEQUENT EVENTS

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which is expected to close upon receipt of TSX approval, the Company will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3 million proceeds to the Company and Riata will nominate one director to TransAtlantic’s Board. In the second stage, which is subject to TSX approval and disinterested shareholder approval, TransAtlantic will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9 million. If approved by shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Riata will also nominate a second director to the Board of Directors at such meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The money raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below and for general corporate purposes.

Upon closing of the initial stage of the private placement, Riata will loan the Company $2 million which the Company will use to repay the $2 million loan due to Quest discussed above. The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    10

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, Riata will replace Sphere in both the Tselfat and Guercif permits in Morocco. Sphere has agreed to assign to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to any required government approvals.

On March 31, 2008, the Company announced that it has farmed out its 100% working interest in Blocks 4173 and 4174, two of its exploration licenses in southeastern Turkey, to an oil and gas company with operations in Turkey. In exchange for a 75% interest in the exploration licenses, the Turkish company will drill an exploration well before the end of 2008 to test the Bedinan Ordivician formation (approximately 3,700 meters) on one of the licenses. The Company will retain a 25% interest and will be carried through the costs of testing the well. In addition, the Turkish company will pay $150,000 which will be used by the Company to pay for the reprocessing of 2D seismic over the licenses and completing its ongoing geochemical studies. The Turkish company will also become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval. In addition, the Company announced that the holder of the option on Block 4175 in Turkey has determined not to exercise the option. The Company plans to continue its geochemical sampling and analysis on Block 4175.

RELATED PARTY TRANSACTIONS

On April 16, 2007, the Company entered into a $3.0 million short-term standby bridge loan from Quest. At closing, the Company paid Quest a loan fee totaling 132,353 shares of the Company’s common stock at a deemed price of $0.68 per share. The Company drew down $1.0 million on the loan on April 16 and issued 64,766 shares to Quest at a deemed issue price of $0.77 per share. The Company drew down $1.5 million on the loan on May 9 and issued 102,174 shares to Quest at a deemed issue price of $0.73 per share. The Company drew down $500,000 on the loan on June 6 and issued 65,074 shares to Quest at a deemed issue price of $0.38 per share. On August 10, 2007, the Company and Quest amended the credit agreement to increase the loan amount available to the Company from $3.0 million to $4.0 million. At closing of the amendment, the Company drew down $1.0 million on the loan and issued 139,456 shares to Quest at a deemed issue price of $0.58 per share. On November 9, 2007, the Company paid down $2.0 million in principal on its short-term loan agreement with Quest and extended the maturity date for the outstanding principal loan balance of $2.0 million to March 31, 2008 under existing terms. On March 28, 2008, the Company announced that the maturity date had been extended until April 30, 2008 in order to facilitate the closing of the Riata transactions. The Company and Quest have one director in common. At the time the Company entered into the arrangements with Quest, the Company and Quest had two directors in common. Transactions with Quest have been conducted at their exchange value.

On December 22, 2006, the Company sold its 10% working interests in the Bayou Couba property in Louisiana and convertible debenture it held of American Natural Energy Corporation (“ANEC”), the operator of the property, for $2.0 million. The debenture, the value of which the Company had previously written down to $900,000, had matured and was in default. At the time of the sale, a director of the Company was also a director of ANEC.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements other than the leases previously described in “Contractual Obligations” above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Policies And Estimates

11    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s accounting policies are described in Note 2 of its audited financial statements for the years ended December 31, 2007 and 2006. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results and financial condition:

•	The Company uses the full cost method to account for its oil and gas activities.

•

The Company expenses all pre-acquisition and reconnaissance costs and capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country- by-country basis.

•

The Company computes the provision for depreciation and depletion of oil and gas properties using the unit-of-production method based upon production and estimates of gross proved reserve quantities as determined by independent reservoir engineers.

•

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed.

Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Changes in Accounting Policies

PENDING ACCOUNTING PRONOUNCEMENTS

On December 1, 2006 three new accounting standards were issued by the CICA. These were Handbook 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosure, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective on January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new standards upon its financial statements.

In March 2007 Section 3031, Inventories, was adopted which aligns Canadian GAAP with International Financial Reporting Standards (“IFRS”) was issued by the CICA. This standard will be effective on January 1, 2008. This standard will not have a material impact upon the Company’s financial statements.

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (“IFRS”). The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences including differences in accounting for oil and gas properties.

The Company is currently assessing the impact of these new standards on its financial statements.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement – (Section 3855). This standard sets out the criteria for the recognition and measurement of financial instruments commencing January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    12

MANAGEMENT’S DISCUSSION AND ANALYSIS

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-to-maturity, loans and receivables, and other financial liabilities, available-for-sale financial assets, and held-for-trading. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period to which they relate.

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost. Debt, accounts payable and accrued liabilities are classified as other financial liabilities which are also measured at amortized cost. The Company had no available-for-sale assets, or held-for-trading instruments.

Prior to adoption of the new standards, physical receipt and delivery contracts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for its commodity sales contracts and other non-financial contracts on an accrual basis rather than as nonfinancial derivatives.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any embedded derivatives in any of its instruments.

Hedging (Section 3865). This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of these standards, the Company did not have any agreements or contracts which are following hedge accounting.

Comprehensive Income (Section 1530). Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income or loss” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

13    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY RISK

The Company does not have sufficient funds to continue operations beyond April 30, 2008 if it does not close the Riata transactions announced on March 28, 2008. The Company may not be able to close its announced private placement, loan and Morocco transactions with Riata. If the Company does not close its Riata private placement transactions, which are subject to TSX and shareholder approval, the Company will not have sufficient capital to develop its properties. If the Company does not close the Riata loan transaction, which is required to close concurrently with first stage of the private placement, the Company will not be able to repay its existing $2 million loan agreement with Quest. If the Morocco transaction with Riata does not close, the Company will not have sufficient funds to pay for the 3D seismic survey currently being shot in Morocco, which will put the Company in default of its agreement with the seismic survey contractor.

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company regularly reviews its disclosure and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective. It should be noted that given the size of the Company and the number of staff it has, the Company does not have the internal resources to monitor and maintain in-depth and up-to-date understanding of all changes to financial and regulatory reporting and therefore relies on external service providers for those functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. No material changes in the Company’s internal control over financial reporting were identified during the most recent interim period.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    14

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s size and the number of staff impacts the Company’s internal controls. Due to the limited number of staff, it is not possible to achieve complete segregation of duties, nor does the Company currently maintain written policies and procedures at its international offices. Similarly, the Company must engage accounting assistance with respect to complex, non-routine accounting issues, Canadian GAAP matters, tax compliance, and reporting for its international operations. Notwithstanding these weaknesses, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and that information is timely and accurately disclosed consistent with Canadian securities laws and regulations. Although the identified weaknesses may be considered to increase the risk that a material misstatement in the Company’s financial statements would not be prevented or detected, neither has resulted in a material misstatement in the financial statements. At the present time, the Company has no plans to increase the size of its staff, however, the CEO and the CFO oversee all material transactions and related accounting records and the audit committee of the Company reviews with management on a quarterly basis the financial statements of the Company. While management and the board of directors of the Company work to mitigate the risk of a material misstatement in the Company’s financing reporting, the Company’s control system, no matter how well designed or implemented, can only provide reasonable, but not absolute, assurance of detecting, preventing and deterring errors and fraud.

OTHER INFORMATION

SEDAR

Additional information relating to the Company is available on SEDAR at www.sedar.com. Available on SEDAR are the Company’s Annual Information Form and any interim financial statements of the Company subsequent to the most recent year end as filed with the applicable Canadian regulatory authorities.

Outstanding Share Data

As at March 31, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common Shares	43,270,762
Stock Purchase Warrants	4,719,375
Share Options	4,270,000

The 4,719,375 share purchase warrants outstanding are exercisable at $1.05 per share on or before December 4, 2008 related to a private placement which closed in December 2006. If the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

15    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

MANAGEMENT’S REPORT

Management’s Report

Management has prepared the consolidated financial statements in accordance with accounting principles generally accepted in Canada. If alternative methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the consolidated financial statements are presented fairly in all material respects. Management has also prepared the financial information presented in Management’s Discussion and Analysis and ensured that it is consistent with information in the consolidated financial statements.

TransAtlantic Petroleum Corp. maintains internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and Management’s Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board and is composed of non-management Directors. The Audit Committee has met with management and with the external auditors to discuss internal controls and reporting issues and to satisfy itself that management’s responsibilities are properly discharged. It reviews the consolidated financial statements and the external auditors’ report. The Audit Committee also considers, for review by the Board and approval by shareholders, the engagement or reappointment of external auditors.

KPMG LLP, the external auditor, has audited the consolidated financial statements in accordance with the auditing standards generally accepted in Canada on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

“Scott C. Larsen”	“Hilda Kouvelis”
PRESIDENT AND CHIEF EXECUTIVE OFFICER	VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

MARCH 31, 2008

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    16

AUDITOR’S REPORT

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of TransAtlantic Petroleum Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS CALGARY, CANADA
MARCH 31, 2008

17    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

DECEMBER 31,	2007	2006
(In thousands of U.S. dollars)	$	$
Assets
Current assets
Cash and cash equivalents	2,224	4,688
Accounts receivable	566	422
Prepaid and other current assets	45	84

	2,835	5,194
Restricted cash (NOTES 4, 14 AND 15)	2,272	4,339
Property and equipment (NOTE 6)	1,572	1,572
Assets held for sale (NOTE 5)	—	4,287

	6,679	15,392

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	789	1,990
Loan payable (NOTE 8)	2,000	—
Asset retirement obligations of assets held for sale (NOTES 5 AND 7)	8	—
Settlement provision (NOTE 14)	240	961

	3,037	2,951
Asset retirement obligations of assets held for sale (NOTE 5)	—	1,939
Shareholders’ equity
Share capital (NOTE 9)	23,788	23,164
Warrants (NOTE 9)	1,108	2,017
Contributed surplus (NOTE 9)	5,646	4,284
Deficit	(26,900)	(18,963)

	3,642	10,502
Going concern (NOTE 1)
Commitments (NOTES 14 AND 15)
Subsequent events (NOTES 1, 5, 8 AND 16)

	6,679	15,392

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

“Brian Bayley”	“Michael Winn”
DIRECTOR	DIRECTOR

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    18

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations,

Comprehensive Loss and Deficit

YEARS ENDED DECEMBER 31,	2007	2006
(In thousands of U.S. dollars, except per share amounts)	$	$
Expenses
General and administrative	2,673	2,441
International oil and gas activities (NOTE 6)	2,312	2,279
Settlement provision (NOTE 14)	(313)	—
Foreign exchange loss	45	59
Write down of investment	—	157
Gain on sale of marketable securities	—	(118)
Loss on sale of investment	—	400

	4,717	5,218
Interest expense and financing expense	62	—
Interest and other income	(240)	(545)

Loss from continuing operations	4,539	4,673
Loss from discontinued operations (NOTE 5)	3,398	4,740

Net loss and comprehensive loss for the year	7,937	9,413
Deficit, beginning of year	18,963	9,550

Deficit, end of year	26,900	18,963

Net loss per share (NOTE 9)
Basic and diluted — continuing operations	0.11	0.12
Basic and diluted — discontinued operations	0.08	0.12
Basic and diluted	0.18	0.25

See accompanying notes to consolidated financial statements.

19     TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31,	2007	2006
(In thousands of U.S. dollars)	$	$
Cash provided by (used in)
Operating activities
Loss from continuing operations	(4,539)	(4,673)
Items not involving cash
Gain on sale of marketable securities	—	(118)
Loss on sale of investment	—	400
Write-down of investment	—	157
Stock-based compensation	554	260

	(3,985)	(3,974)
Changes in non-cash working capital (NOTE 13)	(2,027)	798

	(6,012)	(3,176)
Discontinued operations held for sale
Net loss from discontinued operations (NOTE 5)	(3,398)	(4,740)
Items not involving cash
Non-cash financing expense	359	—
Write-down of assets held for sale	1,867	3,061
Depreciation, depletion and accretion	351	1,513

	(821)	(166)

	(6,833)	(3,342)
Investing activities
Cash used in discontinued operations related to investment activities	(4,126)	(4,737)
Marketable securities	—	210
Proceeds from sale of assets	4,264	2000
Redemption of short-term investments	—	1,500
Restricted cash	2,067	(2,229)

	2,205	(3,256)
Financing activities
Exercise of warrants and options	164	222
Issuance of common shares, net	—	3,497
Loan proceeds (NOTE 8)	4,000	—
Loan repayment (NOTE 8)	(2,000)	—

	2,164	3,719
Change in cash and cash equivalents	(2,464)	(2,879)
Cash and cash equivalents, beginning of year	4,688	7,567

Cash and cash equivalents, end of year	2,224	4,688

Supplemental cash flow information
Interest received	240	305
Interest paid	349	64

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2007 AND 2006

(Tabular amounts in thousands of U.S. dollars unless otherwise noted)

1)	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that TransAtlantic Petroleum Corp. (the “Company”) will realize its assets and discharge its liabilities in the normal course of operations.

At December 31, 2007, the Company had cash and cash equivalents of $2.2 million, $2.0 million in current debt, no long term debt and a working capital deficit of $202,000. The Company incurred losses during the year ended December 31, 2007 of approximately $7.9 million. The loan payable is due on April 30, 2008 (see note 8). In addition, the Company has commitments relating to work commitments (see notes 6 and 15).

On March 28, 2008, the Company announced the formation of a strategic relationship with Riata Management LLC and its affiliates (“Riata”) (see note 16). The arrangements with Riata include an equity investment into the Company, replacing the current partner as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects. The equity investments into the Company are subject to regulatory and shareholder approval.

If the Riata transactions do not close, the Company does not have sufficient funds to continue in operation past April 2008.

The Company will continue to evaluate farmout arrangements, the sale of certain non-core properties, and additional financings as options for additional sources of capital.

Management and the Board of Directors continue to explore funding alternatives. Management considers the going concern basis to be appropriate for these financial statements. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used.

2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly owned subsidiaries.

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions; however, management believes that such differences would not be material.

a)	Joint interest activities

Many of the Company’s exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

21    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b)	Property and equipment

The Company uses the full cost method to account for its oil and gas activities. Under this method, oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost or market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost or market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

Under the full cost method of accounting, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country-by-country basis. Costs associated with production and general corporate activities are expensed in the period incurred. The Company expenses pre-acquisition and reconnaissance activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs, and gains or losses are not recognized unless the sale would alter the depletion rate by more than 20%.

The Company computes the provision for depreciation and depletion of oil and gas properties using the unit-of-production method based upon production and estimates of gross proved reserve quantities as determined by independent reservoir engineers. Unevaluated property costs are excluded from the amortization base until the properties associated with these costs are evaluated and determined to be productive or become impaired.

Depreciation of furniture, fixtures and other assets is provided for on the straight-line basis at rates between three and seven years designed to amortize the cost of the assets over their estimated useful lives.

c)	Asset retirement obligation

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed.

On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost, which is depleted on a unit-of production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability and any significant difference is recognized as a gain or loss to earnings in the period in which the settlement occurs.

d)	Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchaser when title passes.

e)	Foreign currency translation

The Company translates foreign currency denominated transactions and the financial statements of integrated foreign operations using the temporal method. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates in effect at the transaction dates for non-monetary items. Income and expenses are translated at the average exchange rates in effect during the applicable period. Exchange gains or losses are included in operations in the period incurred.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2)	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f)	Stock-based compensation

The Company uses the fair value method when stock options are granted to employees, consultants and directors under the fixed share option plan. Under this method, compensation expense is measured at the grant date and recognized as a charge to earnings over the vesting period with a corresponding credit to contributed surplus. Options granted to consultants, to the extent unvested, are fair valued on subsequent reporting dates.

Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The fair value of the options is determined using the Black-Scholes option pricing model.

g)	Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

h)	Per share information

Basic per share amounts are calculated using the weighted average common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

i)	Cash and cash equivalents

Cash and cash equivalents include term deposits and investments with original maturities of three months or less.

Risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

3)	ACCOUNTING PRONOUNCEMENTS

Pending accounting pronouncements

a)	Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006 three new accounting standards were issued by the CICA. These were Handbook 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosure, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new standards upon its financial statements.

23    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3)	ACCOUNTING PRONOUNCEMENTS (CONTINUED)

b)	Inventories

In March 2007 Section 3031, Inventories, was adopted which aligns Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”) was issued by the CICA. This standard will be effective on January 1, 2008. This standard will not have a material impact upon the Company’s financial statements.

c)	International Financial Reporting Standards (“IFRS”)

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences including differences in accounting for oil and gas properties.

The Company is currently assessing the impact of these new standards on its financial statements.

Changes	in accounting policies

a)	Financial Instruments – Recognition and Measurement – (Section 3855) This standard sets out the criteria for the recognition and measurement of financial instruments commencing January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held-to-maturity, loans and receivables, and other financial liabilities, available-for-sale financial assets, and held-for-trading. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period to which they relate.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3)	ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Upon adoption of these new standards, the Company designated its accounts receivable as loans and receivables, which are measured at amortized cost. Debt, accounts payable and accrued liabilities are classified as other financial liabilities which are also measured at amortized cost. The Company had no available-for-sale assets, or held-for-trading instruments.

Prior to adoption of the new standards, physical receipt and delivery contracts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for any commodity sales contracts and other non-financial contracts on an accrual basis rather than as non-financial derivatives. The Company had no physical receipt or delivery contracts outstanding.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any embedded derivatives in any of its instruments.

b)	Hedging (Section 3865) This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of these standards, the Company did not have any agreements or contracts which are following hedge accounting.

c)	Comprehensive Income (Section 1530) Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income or loss” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. The Company had no “other comprehensive income or loss” transactions during the year ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

4)	RESTRICTED CASH

Restricted cash represents cash placed in escrow accounts or in certificates of deposit that is pledged for the satisfaction of liabilities or performance guarantees. At December 31, 2007, restricted cash includes: $240,000 in respect of the settlement of Nigerian liabilities (see note 14), $2.0 million in a certificate of deposit supporting a $2.0 million bank guarantee of the Morocco work program (see note 15) and $27,000 relating to the certificate of deposit that is a collateral for a letter of credit in favor of the Oklahoma Tax Commission.

5)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

	COST	ACCUMULATED DEPRECIATION, DEPLETION AND WRITE-DOWN	NET BOOK VALUE

(In thousands of U.S. dollars)	$	$	$
2007
Crude oil and natural gas properties
United States	11,053	11,053	—

2006
Crude oil and natural gas properties
United States	11,164	6,877	4,287

25    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

The Company has segregated its U.S oil and gas properties as held for sale in conjunction with its plan to sell its proved and undeveloped interests in the U.S. At December 31, 2007, the assets of the discontinued operations were measured at their fair value less costs to sell. The Company recorded a write-down in 2007 of approximately $1.9 million. As such, $nil net book value of property and equipment and $8,000 of asset retirement obligations have been reflected as assets held for sale as at December 31, 2007 as predominantly all of the Company’s U.S. operations have been disposed of.

On November 12, 2007, the Company sold its South Gillock and State Kohfeldt Units, as well as the shallow rights over the South Gillock Unit, for $4.0 million, and the buyer assumed an estimated $2.0 million in plugging and abandonment liability associated with the units.

In addition, the Company sold the Jarvis Dome property in October 2007 for $250,000.

Loss from discontinued operations includes the following amounts:

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
Revenues, oil and gas sales – net	653	1,613
Expenses:
Lease operating expenses	1,167	1,779
Depletion, depreciation and accretion	351	1,513
Interest expense	307	—
Financing expense – shares issued (NOTE 9)	359	—
Write-down of assets	1,867	3,061

Loss from discontinued operations	3,398	4,740

6)	PROPERTY AND EQUIPMENT

	COST	ACCUMULATED DEPRECIATION AND DEPLETION	NET BOOK VALUE

(In thousands of U.S. dollars)	$	$	$
2007
Crude oil and natural gas properties
Romania	1,572	—	1,572
Furniture, fixtures and other assets	238	238	—

Balance, December 31, 2007	1,810	238	1,572

2006
Crude oil and natural gas properties
Romania	1,572	—	1,572
Furniture, fixtures and other assets	238	238	—

Balance, December 31, 2006	1,810	238	1,572

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6)	PROPERTY AND EQUIPMENT (CONTINUED)

a)	Morocco:

In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat exploration permit to Sphere Petroleum QSC (“Sphere”). In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere agreed to fund the costs of a 3D seismic survey over the Haricha field and northern portion of the Bou Draa field and also fund the cost of additional geological studies. The 3D seismic survey and the studies will be conducted in 2008 at an estimated cost of $6.5 million. Upon its exercise of the option, Sphere committed to (i) fund the drilling and testing of an exploratory well; and (ii) replace the Company’s bank guarantee deposited with the Moroccan government.

Effective January 2008, the Company converted a portion of its Guercif–Beni Znassen reconnaissance license into two exploration permits in the Guercif area in northeastern Morocco. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits.

The interests of the Company, Sphere and Stratic are subject to the 25% interest in the Guercif exploration permits held by the national oil company of Morocco, which is carried during the exploration phase but pays its share of costs in the development phase. In addition, Sphere agreed to reimburse the Company and Stratic their back costs.

b)	Romania:

The Company capitalized $1.6 million of expenditures related to seismic surveys completed at the end of 2006 in Romania. No further seismic costs have been incurred as of December 31, 2007. In September 2007, the Company received final approval from the Romanian Government for the three production licenses in Romania previously awarded to the Company.

c)	Other countries:

During the year ended December 31, 2007, the Company continued to evaluate and expand its initiatives in Turkey. In August 2007, the Company was awarded three additional exploration licenses in Turkey that expire in June 2011. The Company relinquished its interest in the U.K. North Sea in December 2007.

Approximately $2.3 million of costs were incurred and expensed towards the pre-acquisition, reconnaissance and evaluation of the Company’s international oil and gas activities, including those conducted in Morocco and Romania, including technical, professional and administrative costs during the year ended December 31, 2007 (2006 – $2.3 million).

7)	ASSET RETIREMENT OBLIGATIONS

As part of its development of oil and gas opportunities, the Company incurs asset retirement obligations (“ARO”) on its properties. The Company’s ARO results from its responsibility to abandon and reclaim its net share of all working interest properties. At December 31, 2007 the net present value of the Company’s total ARO is estimated to be $8,000 (December 31, 2006 – $1.9 million), with the undiscounted value being $14,000 (December 31, 2006 – $2.4 million). An inflation rate of 2% was assumed and a discount rate of 7% was used to calculate the present value of the ARO. For reporting purposes, the asset retirement obligations associated with the current assets held for sale (see note 5) have been reclassified as current liabilities.

27    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7)	ASSET RETIREMENT OBLIGATIONS (CONTINUED)

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
Beginning balance, December 31, 2006	1,939	556
Liabilities incurred	26	86
Accretion expense	72	127
Revision of estimate		1,341
Liabilities sold (NOTE 5)	(2,029)	(171)

Ending balance, December 31, 2007	8	1,939

8)	LOAN PAYABLE

In April 2007, the Company entered into a $3.0 million short-term standby bridge loan from Quest Capital Corp. (“Quest”). Upon entering the arrangement, Quest and the Company had two directors in common, and as at December 31, 2007 they had one director in common. Transactions with Quest have been conducted at their exchange value. The Company mortgaged certain of the Company’s assets, including the South Gillock property, and pledged 100% of the common stock of the Company’s wholly-owned subsidiary, TransAtlantic Petroleum (USA) Corp., as security. At closing, the Company paid Quest a loan fee totaling 132,353 common shares. In addition, the Company paid Quest an amount equal to 5% of the principal drawn down, payable in the Company’s common shares using a formula based on a discount to the five-day volume weighted average trading price. The Company issued 371,470 common shares to Quest in fees as the Company drew down on the loan. On November 13, 2007, the Company paid down $2.0 million in principal on the loan in connection with the sale of the Company’s South Gillock property and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. The outstanding principal balance bears interest at 1% per month and the Company paid an up-front fee of $40,000.

Under its arrangement with Riata (see note 16), Riata has agreed to loan the Company $2.0 million to repay the Quest loan. Closing of the Riata loan is conditioned on closing of the initial phase of the private placement. Quest has agreed to extend the maturity date to April 30, 2008 to facilitate the closing of the Riata loan.

9)	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and preferred shares, without par value

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9)	SHARE CAPITAL (CONTINUED)

b)	Issued

Common shares:

	NUMBER OF SHARES	AMOUNT

(In thousands)		$
Balance, December 31, 2005	37,659	20,476
Private placement of common stock	4,500	2,493
Share issue costs	—	(214)
Stock options exercised	280	252
Stock warrants exercised	118	157

Balance, December 31, 2006	42,557	23,164
Shares issued for financing (SEE NOTES 5 AND 8)	504	359
Stock options exercised	185	232
Stock warrants exercised	25	33

Balance, December 31, 2007	43,271	23,788

Warrants:

	NUMBER OF WARRANTS	AMOUNT

(In thousands)		$
Balance, December 31, 2005	11,010	3,502
Expired	(7,635)	(2,670)
Exercised	(118)	(33)
Issued pursuant to private placement	4,500	1,333
Issue costs	219	(115)

Balance, December 31, 2006	7,976	2,017
Expired	(3,232)	(902)
Exercised	(25)	(7)

Balance, December 31, 2007	4,719	1,108

c)	December 2006 private placement

The Company issued 4,500,000 Units at $0.85 per Unit for gross proceeds of $3.8 million. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $1.05 through December 4, 2008. If the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration). In connection with the issuance of the Units, the Company paid a commission of $249,000 and issued 219,375 finders warrants with an estimated fair value of $60,000 exercisable on the same terms as the purchase warrants. In addition to the finder’s fee, approximately $80,000 of legal, consulting and filing fees were incurred related to the private placement.

29    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9)	SHARE CAPITAL (CONTINUED)

d)	Stock option plan

The Company granted 915,000 stock purchase options on December 4, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $0.31 per share. The options were issued on three different vesting schedules. 165,000 of the options issued vested immediately. As to 600,000 of the options issued, 1/3 vested immediately, 1/3 will vest in one year and 1/3 will vest in two years. As to 150,000 of the options issued, 1/3 vested immediately, 1/3 vested March 31, 2008 and 1/3 will vest December 31, 2008.

The Company also granted 1,355,000 stock purchase options on January 10, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $1.00 per share. The options were issued on two different vesting schedules. As to 405,000 of the options issued, 50% vested immediately and 50% will vest in one year. As to 950,000 of the options issued, 1/3 vested immediately, 1/3 will vest in one year and 1/3 will vest in two years.

Based upon these terms, a Black-Scholes pricing model derives a fair value for the grants of approximately $554,000 recognized as stock-based compensation expense for the year ended December 31, 2007 (2006 – $260,000). The unamortized amount at December 31, 2007 is $263,000.

The estimated fair value of share options issued during the periods was determined using the Black-Scholes pricing model with the following assumptions:

OPTION VALUE INPUTS	2007	2006
Risk free interest rate	4.2%	4.7%
Expected option life	5 Years	5 Years
Volatility in the price of the Company’s shares	71-172%	74-77%
Forfeiture	10%	20%

The Company’s Amended and Restated Stock Option Plan had 42,067 common shares reserved for issuance as at December 31, 2007. All options presently issued under the plan have a five-year expiry. Details of the Company’s plan as at December 31, 2007 and 2006 are presented below.

	2007			2006
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE		NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
(Shares in thousands)		$			$
Outstanding at beginning of year	2,280		0.87	2,540		0.76
Granted	2,270		0.72	355		1.13
Expired	(80)		(0.82)	(335)		0.72
Exercised	(185)		(0.74)	(280)		0.63

Outstanding at end of year	4,285		0.80	2,280		0.87

Exercisable at end of year	2,957		0.83	2,280		0.87

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9)	SHARE CAPITAL (CONTINUED)

d)	Stock option plan (continued)

The following table summarizes information about stock options as at December 31, 2007 (Shares in thousands):

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
RANGE OF PRICES		NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE

LOW	HIGH
$	$		years	$		$
0.31	0.31	915	4.93	0.31	415	0.31
0.75	0.99	1,675	1.89	0.84	1,675	0.84
1.00	1.20	1,695	3.88	1.03	867	1.05

		4,285	3.33	0.80	2,957	0.83

e)	Per share amounts

Basic per common share amounts were calculated using a weighted average number of common shares outstanding for 2007 of 43,037,098 (2006 – 38,181,808).

f)	Contributed surplus

	2007	2006
	$	$
Beginning balance	4,284	1,508
Increase from stock based compensation	554	260
Transfer to share capital on option exercise	(94)	(154)
Warrants expired	902	2,670

Ending balance	5,646	4,284

31    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10)	INCOME TAXES

The income tax provision differs from the amount that would be obtained by applying the Canadian basic federal and provincial income tax rate to net loss for the year as follows:

(In thousands)	2007	2006
Statutory tax rate	32.12%	34.5%
	$	$
Expected income tax reduction	(2,559)	(3,247)
Increase (decrease) resulting from
Stock-based compensation	178	76
Change in enacted tax rates	787	(163)
Expiration of tax deductions	95	1,045
Change in valuation allowance	1,674	1,868
Other	(175)	421

	—	—

The components of the net future income tax asset at December 31, 2007 and 2006 is as follows:

	2007	2006
(In thousands of U.S. dollars)	$	$
Future income tax liabilities
Property and equipment in excess of tax values	—	(212)
Future income tax assets
Property and equipment	268	—
Operating loss carry-forwards	13,844	9,945
Capital loss carry-forwards	959	845
Share issue costs	112	255
Investments	—	54
Valuation allowance	(15,183)	(10,887)

Net future income tax asset	—	—

The Company and its wholly-owned subsidiaries have accumulated losses or resource-related deductions available for income tax purposes in Canada and the U.S. No recognition has been given in these consolidated financial statements to the future benefits that may result from the utilization of these losses for income tax purposes. The Company has non-capital tax losses in Canada of approximately $2.9 million which expire commencing in 2008 and non-capital tax losses in the U.S. of approximately $32 million which expire commencing in 2008. The Company has capital tax losses in Canada of approximately $7.7 million which do not expire.

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11)	SEGMENT INFORMATION

As of December 31, 2007, the Company and its subsidiaries operate in one industry segment, composed of three reportable geographic segments, involving the exploration for and the development and production of crude oil and natural gas. Identifiable assets, revenues and net loss in each of its geographic areas are as follows:

	IDENTIFIABLE ASSETS (LIABILITIES)	NET REVENUES	NET LOSS

	$	$	$
December 31, 2007
United States	190	—	4,182
Morocco	2,196	—	712
Romania	1,881	—	811
Corporate assets and other	2,412	—	2,232

	6,679	—	7,937

December 31, 2006
United States	4,709	—	4,740
Morocco	3,414	—	859
Romania	1,894	—	605
Corporate assets and other	5,375	—	3,209

	15,392	—	9,413

12)	FINANCIAL INSTRUMENTS

The fair value of the Company’s financial instruments at December 31, 2007 of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Interest rate risk

The Company is exposed to interest risk as a result of its fixed rate notes and its variable rate short-term cash holdings. Interest rate changes would result in gains or losses in the market value of the Company’s fixed rate debt due to differences between the current market interest rates and the rates governing these instruments.

Foreign currency risk

The Company has underlying foreign currency exposure. The Company’s currency exposures relate to transactions denominated in the Canadian dollar, British pound, European Union euro, Romanian new lei, Moroccan dirham and Turkish new lira. Foreign currency forward contracts have not been used to manage exchange rate fluctuations because the Company has had limited access to capital.

Credit risk

The Company’s accounts receivable are primarily with customers and partners in the oil and gas industry and government agencies and are subject to normal credit risks.

33    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13)	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital are as follows:

YEARS ENDED DECEMBER 31,	2007	2006
	$	$
Accounts receivable	(144)	358
Prepaid and other current assets	39	(76)
Accounts payable and accrued liabilities	(1,201)	1,066
Settlement provision	(721)	(550)

Change in non-cash working capital related to operating activities	(2,027)	798

14)	SETTLEMENT PROVISION

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited $1.76 million into an escrow account to address claims relating to prior operations in Nigeria. Pursuant to an agreement reached in 2007, a net amount of $306,000 of the escrow amount was allocated and recently paid with respect to fiscal years 1998 through 2004. In April 2007, $415,000 out of the escrow account was released to the Company. Accordingly in the second quarter 2007, the Company recorded $102,000 of interest income (on amounts held in escrow since 2005) and a reduction in the settlement provision of $313,000. The remaining potential liability to the Company includes taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount of $240,000 to be sufficient to cover any potential liabilities.

15)	COMMITMENTS

a)	The Company has work program commitments of $3.0 million under its Guercif exploration permits and $3.0 million under its Tselfat exploration permit in Morocco that are supported by fully-funded bank guarantees. The bank guarantees are reduced periodically based on work performed. In the event the Company fails to perform the required work commitments, the remaining amount of the bank guarantees would be forfeited. The Company also had a $120,000 work commitment in 2007 with respect to its Guercif–Beni Znassen reconnaissance license in Morocco, which was supported by a similar bank guarantee. The bank guarantee for Guercif-Beni Znassen was released in August 2007 based on completion of the work.

b)	On December 13, 2005, the Company amended the lease term for its office space in Dallas, Texas. The lease expires on January 31, 2011. In 2008, the Company entered into a three-year lease for office space in Morocco.

The	Company is committed to the following aggregate annual amounts:

$
2008	113
2009	123
2010	130
2011	11

377

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16)	SUBSEQUENT EVENTS

On March 28, 2008, the Company announced that it has entered into a strategic relationship with Riata Management LLC and its affiliates (“Riata”). The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which is subject to regulatory approval, the Company will issue 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for Cdn $3 million proceeds to the Company and Riata will nominate one director to the Company’s Board. In the second stage, which is subject to disinterested shareholder approval, the Company will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for Cdn $9 million. If approved by shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Riata will also nominate a second director to the Board of Directors at such meeting which will expand the Board to six directors. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The funds raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below out and for general corporate purposes. The private placement transactions are subject to regulatory approval.

Upon closing of the initial stage of the private placement, Riata will loan the Company $2 million which the Company will use to repay the $2 million loan due to Quest (see note 8). The new Riata loan will bear interest at 12% and be secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

On March 31, 2008, the Company announced that it has farmed out its 100% working interest in Blocks 4173 and 4174, two of its exploration licenses in southeastern Turkey, to an oil and gas company with operations in Turkey. In exchange for a 75% interest in the exploration licenses, the Turkish company will drill an exploration well before the end of 2008 to test the Bedinan Ordivician formation on one of the licenses. The Company will retain a 25% interest and will be carried through the costs of testing the well. In addition, the Turkish company shall pay $150,000 which will be used by the Company to pay for the reprocessing of 2D seismic over the licenses and completing its ongoing geochemical studies. The Turkish company will also become the operator of Blocks 4173 and 4174. Transfer of the interests in the licenses is subject to government regulatory approval. In addition, the Company announced that the holder of the option on Block 4175 has determined not to exercise the option. The Company plans to continue its geochemical sampling and analysis on Block 4175.

35    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

CERTIFICATION OF ANNUAL FILINGS

Certification of Annual Filings

Form 52-109F1

I Scott C. Larsen, President and Chief Executive Officer of TransAtlantic Petroleum Corp., certify that:

1)	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp. (the issuer) for the period ending December 31, 2007;

2)	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3)	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4)	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5)	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

“Scott C. Larsen”
CHIEF EXECUTIVE OFFICER AND PRESIDENT

MARCH 31, 2008

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT    36

CERTIFICATION OF ANNUAL FILINGS

Form 52-109F1

I Hilda Kouvelis, Chief Financial Officer of TransAtlantic Petroleum Corp., certify that:

1)	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp. (the issuer) for the period ending December 31, 2007;

2)	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3)	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4)	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5)	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

“Hilda Kouvelis”
CHIEF FINANCIAL OFFICER

MARCH 31, 2008

37    TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

CERTIFICATION OF ANNUAL FILINGS

Corporate Information

OFFICES

U.S. Office

TransAtlantic Petroleum (USA) Corp.

5910 N. Central Expressway, Suite 1755

Dallas, Texas 75206

Phone: (214) 220-4323

Fax: (214) 220-4327

Corporate Office:

TransAtlantic Petroleum Corp.

Suite 1840

444 - 5th Ave. SW

Calgary, Alberta T2P 2T8

Phone: (403) 262-8556

Fax: (403) 262-1349

DIRECTORS

Michael Winn (CHAIRMAN)

Alan C. Moon

N. Malone Mitchell, 3rd

Brian Bayley

Scott C. Larsen

OFFICERS

Scott C. Larsen

PRESIDENT AND

CHIEF EXECUTIVE OFFICER

Hilda Kouvelis

VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

Jeffrey S. Mecom

VICE PRESIDENT AND

CORPORATE SECRETARY

SHARE INFORMATION

Traded on the Toronto Stock

Exchange in Canadian Dollars

Trading Symbol: TNP

AUDITORS

KPMG LLP

CALGARY, ALBERTA

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

VANCOUVER, CALGARY AND TORONTO

SOLICITORS

Macleod Dixon LLP

CALGARY, ALBERTA

EMAIL CONTACTS

Scott C. Larsen

PRESIDENT AND

CHIEF EXECUTIVE OFFICER

Scott@tapcor.com

Jeffrey S. Mecom

VICE PRESIDENT AND

CORPORATE SECRETARY

Jeff@tapcor.com

Investorrelations@tapcor.com

TRANSATLANTIC PETROLEUM CORP. – 2007 ANNUAL REPORT

TransAtlantic Petroleum Corp.

First Quarter 2008 Financial Results

FOR IMMEDIATE RELEASE

Calgary, Alberta (May 15, 2008) – TransAtlantic Petroleum Corp. (TSX:TNP) today reported the following (all results in U.S. dollars):

Consolidated net loss for the quarter ended March 31, 2008 was $1.1 million or $0.02 per share, compared to a net loss of $1.5 million or $0.03 per share for the same quarter last year. The Company’s consolidated net loss for the first quarter 2008 is primarily composed of international expenditures of $363,000 and general and administrative costs of $638,000. Cash used by operations in the first quarter of 2008 was $900,000 compared to $1.9 million for the comparable quarter of 2007. As of March 31, 2008, the Company had cash and cash equivalents of $1.2 million, current debt of $2.0 million and a working capital deficit of $1.2 million compared to cash and cash equivalents of $1.6 million, no debt and a working capital deficit of $2.3 million at March 31, 2007.

As a result of the sale of its U.S. operations in 2007, the Company continues to classify its remaining U.S. properties as “discontinued operations.” Accordingly, revenues and expenses associated with the Company’s U.S. cost center in the first quarter of 2008 and comparative periods are now reflected as components of “loss from discontinued operations” of $100,000 in the Company’s interim financial statements for the period ended March 31, 2008.

The Company recently announced that it closed the first stage of a private placement transaction with Riata Management LLC and its affiliates (“Riata”) under which Riata made an equity investment into the Company resulting in gross proceeds of Cdn $3.0 million. In the second stage of the private placement, which is subject to disinterested shareholder approval, the Company will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for gross proceeds of Cdn $9.0 million. If the required shareholder approval is received, the second stage of the private placement is expected to close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. For more information, please see the Company’s press releases dated March 31 and April 9, 2008.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Morocco, Turkey and Romania. Common shares of TransAtlantic are listed on the Toronto Stock Exchange under the symbol “TNP.”

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contact: Scott C. Larsen, President
Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway
Suite 1755 Dallas, Texas 75206

This news release contains statements regarding expectations, plans, goals, objectives, assumptions or information about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, the ability of the Company to continue to develop and exploit attractive foreign initiatives.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the continuing ability of the Company to operate effectively internationally, reliance on current oil and gas laws, rules and regulations, volatility of oil and gas prices, fluctuations in currency and interest rates, imprecision of resource estimates, the results of exploration, development and drilling, imprecision in estimates of future production capacity, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Interim Consolidated Financial Statements of

TRANSATLANTIC PETROLEUM CORP.

Three Months Ended March 31, 2008 and 2007

UNAUDITED

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Thousands of U.S. Dollars)

	March 31, 2008	Dec. 31, 2007
Assets
Current assets
Cash and cash equivalents	$1,240	$2,224
Accounts receivable	2,027	566
Prepaid and other current assets	15	45

	3,282	2,835
Restricted cash (notes 4 and 14)	2,292	2,272
Property and equipment (note 6)	1,572	1,572

	$7,146	$6,679

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,270	$789
Loan payable (note 8)	2,000	2,000
Asset retirement obligations of assets held for sale (notes 5 and 7)	8	8
Settlement provision (note 13)	240	240

	4,518	3,037
Shareholders’ equity
Share capital (note 9)	23,788	23,788
Warrants (note 9)	1,108	1,108
Contributed surplus (note 9)	5,707	5,646
Deficit	(27,975)	(26,900)

	2,628	3,642
Going concern (note 1)
Subsequent events (notes 1, 6, 8, 9 and 15)
Commitments (notes 6,14 and 15)

	$7,146	$6,679

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

“Brian Bayley”	Director

“Michael Winn”	Director

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Statements of Operations and Deficit

(Unaudited)

(Thousands of U.S. Dollars, except for per share amounts)

	Three months ended March 31,
	2008	2007
Expenses
General and administrative	$638	$899
International oil and gas activities (note 6)	363	409
Foreign exchange (gain) loss	—	(33)

	1,001	1,275
Interest and other income	(27)	(68)

Loss from continuing operations	974	1,207
Loss from discontinued operations (note 5)	101	252

Net loss and comprehensive loss for the period	1,075	1,459
Deficit, beginning of period	26,900	18,963

Deficit, end of period	$27,975	$20,422

Net loss per share (note 9)
Basic and diluted – continuing operations	$0.02	$0.03
Basic and diluted – discontinued operations	$0.00	$0.01
Basic and diluted	$0.02	$0.03

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Thousands of U.S. Dollars)

	Three months ended March 31,
	2008	2007
Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(974)	$(1,207)
Item not involving cash
Stock-based compensation	61	246

	(913)	(961)
Changes in non-cash working capital	50	(965)

	(863)	(1,926)
Discontinued operations held for sale
Net loss from discontinued operations (note 5)	(101)	(252)
Item not involving cash
Depreciation, depletion and accretion	—	147

	(101)	(105)
Investing activities
Marketable securities	—	(3,569)
Changes in non-cash working capital	—	2,428
Restricted cash	(20)	(36)

	(20)	(1,177)
Financing activities
Exercise of warrants and options	—	164

	—	164

Change in cash and cash equivalents	(984)	(3,044)
Cash and cash equivalents, beginning of period	2,224	4,688

Cash and cash equivalents, end of period	$1,240	$1,644

Supplemental cash flow information:
Interest received	$27	$68
Interest paid	86	28

See accompanying notes to consolidated financial statements.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements - Unaudited

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

1.	Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that TransAtlantic Petroleum Corp. (the “Company”) will realize its assets and discharge its liabilities in the normal course of operations.

At March 31, 2008, the Company had cash and cash equivalents of $1,240,000, $2.0 million in current debt, no long term debt and a working capital deficit of $1,236,000. The Company incurred losses during the quarter of $1.1 million. The loan payable is due on June 30, 2008 (see note 15). In addition, the Company has commitments relating to work commitments (see note 6).

On March 28, 2008, the Company announced the formation of a strategic relationship with Riata Management LLC (“Riata”) that will include a significant capital funding and short-term loan agreement with Riata (see notes 8 and 15). The arrangements with Riata include an equity investment into the Company, replacing the current partner as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects. The transaction with Riata closed on April 8, 2008. The Company will continue to evaluate farmout arrangements at its Romania and Turkey projects, the sale of certain non-core properties, and additional equity or debt financings as options for additional sources of capital.

Management considers the going concern basis to be appropriate for these financial statements. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used.

2.	Basis of presentation

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly owned subsidiaries. These interim financial statements were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company’s audited consolidated financial statements as at and for the period ended December 31, 2007 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2007.

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions; however, management believes that such differences would not be material.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 2

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

3.	Accounting pronouncements

Changes in accounting policies

(a)	Financial Instruments – Disclosures

On January 1, 2008, the Company adopted the new Canadian accounting standards with respect to disclosures of financial instruments which applies to both recognized and unrecognized financial instruments. These disclosures, which include the nature and extent of risk arising from the financial instruments and how the Company manages those risks, are included in note 11. There was no impact on the Company’s financial statements other than additional disclosures.

(b)	Capital Disclosures

On January 1, 2008, the Company adopted the new Canadian accounting standards with respect to disclosures regarding the Company’s objectives, policies and processes for managing capital. These disclosures are included in note 11. There was no impact on the Company’s financial statements other than additional disclosures.

Pending Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences in accounting for oil and gas properties.

The Company is currently assessing the impact of adopting IFRS on its financial statements.

4.	Restricted cash

Restricted cash represents cash placed in escrow accounts or in certificates of deposit that is pledged for the satisfaction of liabilities or performance guarantees. At March 31, 2008, restricted cash includes: $240,000 in respect of the settlement of Nigerian liabilities (see note 13), $2.0 million in a certificate of deposit supporting a $2.0 million bank guarantee of the Morocco work program (see note 6) and $27,000 relating to the certificate of deposit that is a collateral for a letter of credit in favor of the Oklahoma Tax Commission.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 3

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

5.	Discontinued operations held for sale

	Cost	Accumulated depreciation, depletion and write-down	Net book value
March 31, 2008
Crude oil and natural gas properties
United States	$11,053	$11,053	$—

December 31, 2007
Crude oil and natural gas properties
United States	$11,053	$11,053	$—

(a)	United States:

The Company has segregated its U.S oil and gas properties as held for sale in conjunction with its plan to sell its proved and undeveloped interests in the U.S. At December 31, 2007, the assets of the discontinued operations were measured at their fair value less costs to sell. The Company recorded a write-down in 2007 of approximately $1.9 million. As such, $nil net book value of property and equipment and $8,000 of asset retirement obligations have been reflected as assets and liabilities held for sale as at March 31, 2008.

Loss from discontinued operations includes the following amounts:

	2008	2007
March 31,
Revenues, oil and gas sales - net	$14	$176
Expenses:
Lease operating expenses	29	281
Depletion, depreciation and accretion	—	147
Interest expense	86	—

Loss from discontinued operations	$101	$252

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 4

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

6.	Property and equipment

	Cost	Accumulated Depreciation and depletion	Net book value
2008
Crude oil and natural gas properties
Romania	$1,572	$—	$1,572
Furniture, fixtures and other assets	238	238	—

Balance, March 31, 2008	$1,810	$238	$1,572

2007
Crude oil and natural gas properties
Romania	$1,572	$—	$1,572
Furniture, fixtures and other assets	238	238	—

Balance, December 31, 2007	$1,810	$238	$1,572

(a)	Morocco:

In May 2006, the Company was awarded the Tselfat exploration permit in Morocco. In August 2007, the Company reached an agreement to farmout 50% of its interest in the Tselfat permit to a joint interest partner. In exchange for an option to acquire 50% of the Company’s interest in the Tselfat permit, Sphere Petroleum QSC (“Sphere”) agreed to fund the costs of an evaluation work program which includes acquisition of a 3D seismic survey and additional geological studies. Upon its exercise of the option, Sphere will fund the drilling and testing of an exploratory well and replace the Company’s bank guarantee deposited with the Moroccan government. The bank guarantee outstanding at March 31, 2008 is $2.0 million. The Company has posted a $2.0 million certificate of deposit supporting this bank guarantee and this amount is included in restricted cash at March 31, 2008. In the event the Company fails to perform the work commitment, the bank guarantee (or the remaining portion thereof) will be forfeited. In April 2008, Sphere assigned all of its interests in the Tselfat option and farmout agreement to an affiliate of Riata (see note 15).

In January 2008, the Company converted a portion of its Guercif—Beni Znassen reconnaissance license into two exploration permits. To retain the permit past the initial three-year term, the Company is required to re-enter, log and test a well previously drilled in the area, acquire 300 km of 2D seismic and reprocess and reinterpret an aerogravity and magnetic survey. Pursuant to a participation agreement between the Company (30%), Stratic Energy Corporation (“Stratic”) (20%) and Sphere (50%), Sphere agreed to bear the entire cost of the initial three-year work program to earn its 50% interest in the two Guercif exploration permits. The Company’s interests and the interests of Sphere and Stratic in the Guercif exploration permits are subject to the 25% interest held by the national oil company of Morocco, who is carried during the exploration phase but pays its share of costs in the

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 5

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

development phase. The Company will continue as operator of the Guercif exploration permits during the initial three-year period. The Guercif exploration permits are for an eight-year term divided into three periods.

Sphere posted the required $2.0 million bank guarantee for the initial work program with the Moroccan government and agreed to reimburse the Company for approximately $600,000 of historical expenditures. In April 2008, Sphere assigned all of its interests in the Guercif participation agreement to an affiliate of Riata (see note 15).

(b)	Romania:

The Company capitalized $1.6 million of expenditures related to seismic surveys completed at the end of 2006 in Romania. No further seismic costs have been incurred as of March 31, 2008. In September 2007, the Company received final approval from the Romanian government for the three production licenses in Romania awarded to the Company in February 2007.

(c)	Turkey:

The Company continues to evaluate and expand its initiatives in Turkey. In August 2007, the Company was awarded three additional exploration licenses in Turkey that expire in June 2011. In October 2007, the Company announced that it had agreed to an option to the farmout of one of its licenses in Turkey, Block 4175, however the option was not exercised.

(d)	Other:

The Company relinquished its interest in the U.K. North Sea in December 2007. $363,000 of costs were incurred and expensed towards the pre-acquisition, reconnaissance and evaluation of the Company’s international oil and gas activities, including those conducted in Morocco and Romania, including technical, professional and administrative costs during the quarter ended March 31, 2008 (2007 - $409,000).

7.	Asset retirement obligations

As part of its development of oil and gas opportunities, the Company incurs asset retirement obligations (“ARO”) on its properties. The Company’s ARO results from its responsibility to abandon and reclaim its net share of all working interest properties. At March 31, 2008 the net present value of the Company’s total ARO is estimated to be $8,000 (December 31, 2007 -$8,000), with the undiscounted value being $14,000 (December 31, 2007 - $14,000). An inflation rate of 2% was assumed and a discount rate of 7% was used to calculate the present value of the ARO. For reporting purposes, the asset retirement obligations associated with the current assets held for sale (see note 5) have been reclassified as current liabilities.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 6

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

	Three months ended	Year ended
	March 31, 2008	December 31, 2007
Beginning balance	$8	$1,939
Liabilities incurred	—	26
Accretion expense	—	72
Liabilities sold (note 5)	—	(2,029)

Ending balance	$8	$8

8.	Loan payable

In April 2007, the Company entered into a $3.0 million short-term standby bridge loan from Quest Capital Corp. (“Quest”). Quest and the Company have one director in common. At the time of the Quest transactions, the Company and Quest had two directors in common. Transactions with Quest have been conducted at their exchange value. The Company mortgaged certain of the Company’s assets, including the South Gillock property, and pledged 100% of the common stock of the Company’s wholly-owned subsidiary, TransAtlantic Petroleum (USA) Corp., as security. The Company issued 503,823 common shares at an aggregate value of approximately $359,000 as it drew on the loan (see note 9). On November 13, 2007, the Company paid down $2.0 million in principal on the loan and extended the maturity date on the outstanding principal balance of $2.0 million to March 31, 2008. The outstanding principal balance bears interest at 1% per month and the Company paid an up-front fee of $40,000. Quest extended the maturity date to April 30, 2008 to facilitate the closing of the Riata loan.

As part of the arrangement with Riata (see note 15), Riata loaned the Company $2.0 million under similar terms and the Quest loan was repaid on April 9, 2008. The Riata loan is due June 30, 2008.

9.	Share capital

(a)	Authorized

Unlimited number of common shares and preferred shares, without par value.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 7

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

(b)	Issued

Common shares:

(In thousands)	Number of Shares	Amount
Balance, December 31, 2006	42,557	$23,164
Shares issued for financing (see notes 5 and 8)	504	359
Stock options exercised	185	232
Stock warrants exercised	25	33

Balance, March 31, 2008 and December 31, 2007	43,271	$23,788

In April 2008, 10 million common shares were issued in accordance with the Riata agreement (see note 15).

Warrants:

(In thousands)	Number of Warrants	Amount
Balance, December 31, 2006	7,976	$2,017
Expired	(3,232)	(902)
Exercised	(25)	(7)

Balance, March 31, 2008 and December 31, 2007	4,719	$1,108

(c)	Stock option plan

The Company granted 915,000 stock purchase options on December 4, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $0.31 per share. The options were issued on three different vesting schedules. 165,000 of the options issued vested immediately. As to 600,000 of the options issued, 1/3 vested immediately, 1/3 will vest in one year and 1/3 will vest in two years from the grant date. As to 150,000 of the options issued, 1/3 vested immediately, 1/3 vested March 31, 2008 and 1/3 will vest December 31, 2008.

The Company also granted 1,355,000 stock purchase options on January 10, 2007. All of the options were granted pursuant to the Plan with a five-year term exercisable at $1.00 per share. The options were issued on two different vesting schedules. As to 405,000 of the options issued, 50% vested immediately and 50% vested in one year. As to 950,000 of the options issued, 1/3 vested immediately, 1/3 vested in one year and 1/3 will vest in two years from the grant date.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 8

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Based upon these terms, a Black-Scholes pricing model derives a fair value for the grants of approximately $61,000 recognized as stock-based compensation expense for the quarter ended March 31, 2008 (2007—$246,000). The unamortized amount at March 31, 2008 is approximately $206,000.

The estimated fair value of share options issued during the periods was determined using the Black-Scholes pricing model with the following assumptions:

Option Value Inputs	March 31, 2008
Risk free interest rate	4.2%
Expected option life	5 Years
Volatility in the price of the Company’s shares	71-185%
Forfeiture	10%

The Company’s Amended and Restated Stock Option Plan had 57,067 common shares reserved for issuance as at March 31, 2008. All options presently issued under the plan have a five-year expiry. No options were granted during the three months ended March 31, 2008. Details of the Company’s plan as at March 31, 2008 and December 31, 2007 are presented below.

	March 31, 2008		December 31, 2007
(Options in thousands)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	4,285	$0.80	2,280	$0.87
Granted	—	—	2,270	0.72
Expired	(15)	(0.90)	(80)	(0.82)
Exercised	—	—	(185)	(0.74)

Outstanding at end of period	4,270	$0.80	4,285	$0.80

Exercisable at end of period	3,503	$0.84	2,957	$0.83

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 9

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

The following table summarizes information about stock options as at March 31, 2008 (Options in thousands):

Options Outstanding				Options Exercisable
Range of Prices		Number outstanding	Weighted-average remaining contractual Life	Weighted-average exercise price	Number exercisable	Weighted average exercise price
Low	High
			(years)
$0.31	$0.31	915	4.68	$0.31	465	$0.31
$0.75	$0.99	1,660	1.65	$0.84	1,660	$0.84
$1.00	$1.20	1,695	3.63	$1.03	1,378	$1.03

		4,270	3.09	$0.80	3,503	$0.84

(d)	Per share amounts

Basic per common share amounts were calculated using a weighted average number of common shares outstanding for 2008 of 43,270,762 (2007 – 42,649,827).

(e)	Contributed surplus

	Three months ended March 31, 2008	Year ended December 31, 2007
Beginning balance	$5,646	$4,284
Increase from stock based compensation	61	554
Transfer to share capital on option exercise	—	(94)
Warrants expired	—	902

Ending balance	$5,707	$5,646

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 10

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

10.	Segment information

As of March 31, 2008, the Company and its subsidiaries operate in one industry segment, composed of three reportable geographic segments, involving the exploration for and the development and production of crude oil and natural gas. Identifiable assets, revenues and net loss in each of its geographic areas are as follows:

March 31, 2008	Identifiable assets	Net Revenues Three months	Net loss Three months
United States	$149	$—	$101
Morocco	3,850	—	41
Romania	1,940	—	164
Corporate assets and other	1,207	—	769

	$7,146	$—	$1,075

March 31, 2007	Identifiable assets	Net Revenues Three months	Net loss Three months
United States	$8,121	$—	$252
Morocco	3,453	—	77
Romania	1,888	—	50
Corporate assets and other	2,404	—	1,080

	$15,866	$—	$1,459

11.	Financial and capital risk management

The fair value of the Company’s financial instruments at March 31, 2008 of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Interest rate risk

The Company is exposed to interest risk as a result of its fixed rate notes and its variable rate short-term cash holdings. Interest rate changes would result in gains or losses in the market value of the Company’s fixed rate debt due to differences between the current market interest rates and the rates governing these instruments. A 1% change in interest rates is not material to the Company’s financial results.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 11

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Foreign currency risk

The Company has underlying foreign currency exposure. The Company's currency exposures relate to transactions denominated in the Canadian dollar, British pound, European Union euro, Romanian new lei, Moroccan dirham and Turkish new lira. Foreign currency forward contracts have not been used to manage exchange rate fluctuations because the Company has had limited access to capital.

Credit Risk

The Company’s accounts receivable are primarily with customers and partners in the oil and gas industry and government agencies and are subject to normal credit risks. As of March 31, 2008, the Company’s accounts receivable included $1.7 million currently due from joint interest partners. Approximately $330,000 is due from government agencies, of which $320,000 relates to value-added tax reclamation over one year old which is pending fiscal audit and refund because the Company does not have offset remittances.

Liquidity Risk

Liquidity risk includes the risk that, as a result of the Company’s operational liquidity requirements:

•	The Company will not have sufficient funds to settle a transaction on the due date;

•	The Company will be forced to sell assets at a value which is less than what they are worth; or

•	The Company may be unable to sell or recover an asset at all.

The Company’s operating cash requirements, including amounts projected to continue the Company’s existing work programs, are continuously monitored and adjusted as circumstances change. The transactions with Riata have provided additional capital. The Company’s liquidity requirements will likely necessitate that the Company issue additional equity or obtain project debt financing (see note 1).

Capital Risk

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern (see note 1) so that it can provide returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it in consideration of changes in economic conditions and the risk characteristics of the underlying projects. The Company’s objective is met by attempting to retain adequate equity to fund future project cash flow requirements. The Company defines capital as total equity plus cash and debt.

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 12

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

12.	Related party transactions

In April 2007, the Company and Quest Capital Corp. (“Quest”) entered into a loan agreement (see note 8). The Quest loan was repaid on April 9, 2008. Quest and the Company have one director in common. At the time the Company entered into the loan agreement with Quest, the Company and Quest had two directors in common. Transactions with Quest were conducted at their exchange value.

13.	Settlement provision

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited funds into an escrow account to address claims relating to prior operations in Nigeria. The remaining potential liability to the Company includes taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount of $240,000 to be sufficient to cover any potential liabilities.

14.	Commitments

On December 13, 2005, the Company amended the lease term for its office space in Dallas, Texas. The lease expires on January 31, 2011. In February 2008, the Company entered into a three-year lease for office space in Rabat. The Company is committed to the following aggregate annual amounts as of March 31, 2008:

2008	$87
2009	123
2010	130
2011	11

$351

15.	Subsequent events

On April 8, 2008, the Company closed the first stage of its recently announced private placement transaction with Riata. The Company issued 10 million common shares to an associated person of Riata at Cdn $0.30 per share for gross proceeds of Cdn $3.0 million to the Company. The Company appointed N. Malone Mitchell 3rd, the President of Riata, to the Board of Directors.

Riata loaned the Company $2.0 million which the Company used to repay the $2.0 million bridge loan due to Quest. The Riata loan bears interest at 12% per annum and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the gross proceeds of Cdn $9.0 million from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata replaced Sphere in both the Tselfat and Guercif permits in Morocco. Sphere assigned to Riata all of Sphere’s rights and interests under both agreements in exchange for

TRANSATLANTIC PETROLEUM CORP.

Notes to Consolidated Financial Statements, Unaudited Page 13

Three months ended March 31, 2008 and 2007

(Tabular amounts in 000’s of U.S. Dollars unless otherwise noted)

Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to government approval.

The second stage of the private placement involves the issuance of 25,000,000 common shares at Cdn $0.36 per share for gross proceeds totaling Cdn $9.0 million and is subject to regulatory and disinterested shareholder approval.

TRANSATLANTIC PETROLEUM CORP.

For the three months ended March 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial results as set out in the unaudited interim consolidated financial statements for the three months ended March 31, 2008 for TransAtlantic Petroleum Corp. (“TransAtlantic” or “the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in Canada. Readers are also referred to TransAtlantic’s Annual Information Form for the year ended December 31, 2007, which is available at www.sedar.com. All sums of money set out in this MD&A are expressed in United States Dollars. This MD&A was prepared as of May 15, 2008.

Cash flow from operations is not a recognized measure under Canadian generally accepted accounting principles. Management believes that cash flow from operations is a useful measure of financial performance. For the purposes of cash flow from operations calculations, cash flow is defined as “cash flow from operating activities before changes in non-cash operating working capital.” The Company also presents cash flow from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Certain natural gas volumes have been converted to barrels of oil equivalent (“Boe”) using six thousand cubic feet (“mcf”) equal to one barrel (“bbl”) unless otherwise stated. This conversion ratio is based on an energy equivalent conversion applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain information regarding the Company set forth in this document, including management’s assessment of the Company’s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other oil and gas companies, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from both internal and external sources. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. The Company assumes no obligation to publicly update or revise any forward-looking information.

OVERVIEW AND OUTLOOK

TransAtlantic Petroleum Corp. is an international oil and gas company. It is focused on building a portfolio of oil and gas exploration and development projects in countries that are under explored and have established petroleum systems and attractive fiscal terms. The Company currently operates in the Morocco, Turkey and Romania.

On April 8, 2008, the Company closed the first stage of the private placement announced on March 28, 2008 with Riata Management LLC and its affiliates, including Longfellow Energy, LP and Longe Energy Limited (“Riata”).

In the first stage of the private placement, the Company issued 10 million common shares to Riata or certain associated persons at Cdn $0.30 per share for gross proceeds of Cdn $3.0 million to the Company. The net proceeds of the first stage of the private placement will be used for general corporate purposes. In connection with the closing of the first stage of the private placement, Riata has loaned the Company U.S. $2.0 million which the Company used to repay the U.S. $2.0 million loan due to Quest Capital Corp. (“Quest”).

In addition, Sphere Petroleum QSC (“Sphere”) has assigned to Riata all of Sphere’s rights and interests under the Guercif Participation Agreement and the Tselfat Option and Farmout Agreement in exchange for Riata assuming all of Sphere’s obligations under those agreements and the Tselfat and Guercif permits in Morocco. The transfer of Sphere’s interests in the Guercif exploration permits to Riata is subject to government approval (see “Liquidity and Capital Resources” and “Subsequent Events” below).

With regard to the development of its international properties, the Company expects to complete the following activities during the remainder of 2008:

•	Process and analyze the data from the 175 kilometer 3D seismic shot on the Tselfat exploration permit in Morocco;

•	Re-enter one well on one of the Guercif exploration permits in Morocco (the Company has a 30% carried interest);

•	Drill two wells on the Izvoru license in Romania (the Company has 100% interest); and

•	Drill one well on Block 4173 or 4174 in Turkey (the Company has a 25% carried interest).

In addition, the Company expects to close the second stage of the recently announced private placement with Riata, pending disinterested shareholder approval, following our annual and special meeting of shareholders to be held on May 20, 2008.

QUARTERLY FINANCIAL SUMMARY

OVERVIEW

In 2007, the Company determined to exit its U.S. operations and focus on the development of its international properties. As a result of the decision to sell its U.S. operations, the Company reclassified its U.S. properties as “discontinued operations.” Accordingly, revenues and expenses associated with the Company’s U.S. cost center in 2008 and comparative periods are reflected as components of “loss from discontinued operations.”

Consolidated net revenues for the quarter ended March 31, 2008 of $14,000 represented a substantial decrease from the $176,000 reported for the same quarter 2007. The decrease in revenue is primarily due to the sale of the South Gillock and Jarvis Dome properties in the fourth quarter of 2007. The consolidated net loss for the quarter ended March 31, 2008 was $1.1 million or $0.02 loss per share (basic), compared to consolidated net loss of $1.5 million or $0.03 per share (basic) for the same quarter last year. The first quarter 2008 loss is primarily composed of G&A expense of $638,000, which includes stock based compensation of $61,000, and $363,000 relating to international operations.

We spent $363,000 toward our international properties in the first quarter of 2008. In Morocco, we received final government approval of our two Guercif exploration permits. In Turkey, we entered into an agreement to farmout two of our exploration licenses.

Cash used in operations during the first quarter 2008 was $900,000 compared to cash used in operations of $1.9 million in the first quarter 2007. Cash used in discontinued operations during the first quarter 2008 was approximately $100,000, unchanged from the same quarter 2007. The Company had 43,270,762 common shares outstanding at March 31, 2008, which represented no change from December 31, 2007.

U.S. DISCONTINUED OPERATIONS

The Company has segregated its U.S oil and gas properties as held for sale in conjunction with its plan to sell its proved and undeveloped interests in the U.S. At December 31, 2007, the assets of the discontinued operations were measured at their fair value less costs to sell. The Company recorded a write-down in 2007 of approximately $1.9 million. As such, $nil net book value of property and equipment and $8,000 of asset retirement obligations have been reflected as assets and liabilities held for sale as at March 31, 2008.

Loss from discontinued operations includes the following amounts:

	For three months ended,
(in thousands)	March 31, 2008	March 31, 2007
Revenues, oil and gas sales – net	$14	$176
Expenses:
Lease operating expenses	29	281
Depletion, depreciation and accretion	—	147
Interest expense	86	—

Loss from discontinued operations	$101	$252

REVENUE

The Company recognized net crude oil and natural gas sales of $14,000 for the first quarter 2008 representing 183 Boe from non-operated production in the United States. This U.S. revenue represented a substantial decrease from first quarter 2007 sales of $176,000. The decrease is the result of the sale of the South Gillock and Jarvis Dome properties in the fourth quarter 2007.

EXPENSES

Lease operating expenses in the first quarter 2008 decreased to $29,000 from $281,000 as reported for the first quarter 2007. General and administrative costs of $638,000 in the first quarter 2008 decreased compared to approximately $900,000 for same quarter of 2007, primarily because of lower stock-based compensation, audit fees and salaries.

Depreciation, depletion and accretion related to U.S. production decreased to $nil for the first quarter 2008 as compared with $147,000 in the first quarter of 2007, due to the write-down and sale of all U.S. properties during 2007. Interest income decreased in the first quarter 2008 as a result of decreased cash on hand.

During the three months ended March 31, 2008, the Company continued exploration activities in foreign countries including consulting, legal, accounting, travel and other costs necessary to further the Company’s identification and development of business opportunities. Expense for the U.K. North Sea relates to administrative costs incurred to exit the U.K. following the relinquishment of the Company’s interest in December 2007.

The following table presents exploration expenditures by country:

	For three months ended,
(in thousands)	March 31, 2008	March 31, 2007
Morocco – Three Exploration Permits	$55	$99
Romania – Three Production Licenses	164	50
Turkey – Six Exploration Licenses	39	57
U.K. North Sea – Two Exploration Licenses	28	106
Other Unallocated	77	97

Total	$363	$409

CAPITAL EXPENDITURES

No capital expenditures were recorded in the first quarter of 2008. The Company has partially completed a 3-D seismic survey over the Haricha field on the Company’s Tselfat exploration permit in Morocco. As of the end of the quarter, approximately $1.6 million in seismic progress billings is reflected in accounts payable and accounts receivable from joint interest partners at March 31, 2008.

SETTLEMENT PROVISION

In conjunction with the sale of the Company’s Nigerian subsidiaries effective June 20, 2005, the Company deposited funds into an escrow account to address claims relating to prior operations in Nigeria. The remaining potential liability to the Company includes taxes owed for the period January through June 2005, and the Company expects the remaining escrow amount of $240,000 to be sufficient to cover any potential liabilities.

RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial information for the last eight fiscal quarters:

	Loss From Continued Operations		Net Loss
	Amount	Per Share	Amount	Per Share
		(basic and diluted)		(basic and diluted)
In Thousands, Except per share
2008
First quarter	$974	$0.02	$1,075	$0.02
2007
Fourth quarter	1,500	0.03	2,629	0.07
Third quarter	789	0.02	2,213	0.05
Second quarter	1,043	0.03	1,636	0.04
First quarter	1,207	0.03	1,459	0.03
2006
Fourth quarter	1,782	0.05	5,824	0.15
Third quarter	893	0.02	1,030	0.03
Second quarter	1,112	0.03	1,431	0.04

For the three months ended March 31, 2008, the Company had revenues of $14,000 and expenses net of interest and other income of $1.1 million, resulting in a net loss of $1.1 million or $0.02 per share. Expenses for the three month period totaled $638,000 in general and administrative and $363,000 international oil and gas activities. Interest and financing expense paid on the Quest loan was $86,000 for the quarter.

For the three months ended December 31, 2007, the Company had revenues of $104,000 and expenses net of interest of and other income of $2.7 million, resulting in a net loss of $2.6 million, or $0.07 per share. Net revenue during the fourth quarter 2007 resulted from petroleum sales of $104,000 (U.S. only). During the quarter ended December 31, 2007, the Company sold for $4.0 million its operated interests in the South Gillock property in Galveston County, Texas, and sold for $250,000 its operated interests in the Jarvis Dome property in Anderson County, Texas. Significant expenses during the fourth quarter 2007 included $768,000 towards international oil and gas activities; $716,000 of general and administrative costs; $347,000 of lease operating expenses; and $758,000 of impairment to assets classified as held for sale.

The third quarter of 2007 had revenues of $207,000, all of which were derived from oil and gas sales in the U.S. This was offset by lease operating costs of $338,000 and general and administrative costs of $583,000. Approximately $202,000 of the $2.2 million net loss was related to international oil and gas activities. The second quarter of 2007 had net revenues of $166,000 from oil and gas sales in the U.S. offset by lease operating costs of $201,000. In addition, during the second quarter, the Company spent approximately $933,000 on its international oil and gas activities in Morocco, Romania, the U.K. North Sea, and Turkey.

LIQUIDITY AND CAPITAL RESOURCES

The financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Company will realize its assets and discharge its liabilities in the normal course of operations.

Management considers the going concern basis to be appropriate for the financial statements. If the going concern basis were not appropriate for the financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used.

Given the capital-intensive nature of oil and gas exploration as well as the uncertainty of economic success from the Company’s existing projects, additional capital will be required to fund the Company’s existing and additional projects. See “Liquidity Risk” below.

At March 31, 2008, the Company had cash and cash equivalents of $1.2 million, short-term debt of $2.0 million and a working capital deficit of $1.2 million compared to cash and short-term investments of $1.6 million, no short-term debt, and a working capital deficit of $2.3 million at March 31, 2007.

On March 28, 2008, the Company announced that it had entered into a strategic relationship with Riata . The arrangements with Riata include an equity investment into the Company, replacing Sphere as the farm-in partner in both of the Company’s Moroccan properties, providing a short term credit facility to the Company to repay the Quest bridge loan and providing technical and management expertise to assist the Company in successfully developing and expanding its international portfolio of projects.

Riata will invest in the Company in a two-stage non-brokered private placement. In the first stage of the private placement, which closed in April 2008 (see “Subsequent Events” below), the Company issued 10 million common shares to an associated person of Riata at Cdn $0.30 per share for gross proceeds of Cdn $3.0 million to the Company. In the second stage, which is subject to disinterested shareholder approval, the Company will issue 25 million common shares to Riata or certain associated persons at Cdn $0.36 per share for gross proceeds of Cdn $9.0 million. For purposes of voting on the second stage of the private placement, Riata is not considered a “disinterested shareholder”. If approved by disinterested shareholders, the second stage of the private placement will close following the Company’s annual and special shareholder meeting scheduled for May 20, 2008. Following the closing of the second stage of the private placement, the Company will have 78,270,462 shares outstanding, of which Riata and its associated persons will own 44.7%. The money raised will be used to fund drilling activities in Romania, to repay the Riata short term loan as described below and for general corporate purposes.

On April 8, 2008, Riata loaned the Company $2.0 million which the Company used to repay the $2.0 million bridge loan due to Quest. The Riata loan bears interest at 12% and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata replaced Sphere in both the Tselfat and Guercif permits in Morocco. Sphere assigned to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to government approval.

CONTRACTUAL OBLIGATIONS

Payments Due By Period

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office Leases	351	87	253	11	—
Debt	2,000	2,000	—	—	—
Total	2,351	2,087	253	11	—

The Company has long-term leases for office space in the U.S. and Morocco and office lease commitments of less than one year for offices in Romania and Turkey.

The Company has work program commitments of $3.0 million under its Guercif exploration permits and $3.0 million under its Tselfat exploration permit in Morocco that are supported by fully-funded bank guarantees. The bank guarantees are reduced periodically based on work performed. In the event the Company fails to perform the required work commitments at Tselfat, the remaining amount of the bank guarantees, currently $2.0 million, would be forfeited. Sphere has posted a $2.0 million bank guarantee in support of the Guercif work program commitments. The Company also holds six exploration licenses in Turkey and three production licenses in Romania. Under each of these licenses, the Company has a work program but has not posted any financial guarantee. If the Company fails to perform the work program under any of these licenses, it would risk forfeiture of that license.

SUBSEQUENT EVENTS

On April 8, 2008, the Company closed the first stage of its recently announced private placement transaction with Riata. The Company issued 10 million common shares to an associated person of Riata at Cdn $0.30 per share for gross proceeds of Cdn $3.0 million to the Company. The Company appointed N. Malone Mitchell 3rd, the President of Riata, to the Board of Directors.

Riata loaned the Company $2.0 million which the Company used to repay the $2.0 million bridge loan due to Quest. The Riata loan bears interest at 12% and is secured by guarantees from the Company’s first and second tier subsidiaries. Interest and principal will be due on June 30, 2008; provided that if the Company repays the Riata loan out of the proceeds from the second stage of the private placement before June 15, 2008, interest on the loan will be waived.

In addition, Riata replaced Sphere in both the Tselfat and Guercif permits in Morocco. Sphere assigned to Riata all of Sphere’s rights and interests under both agreements in exchange for Riata assuming all of Sphere’s obligations under the Tselfat and Guercif permits. The addition of Riata in both permits is subject to government approval.

RELATED PARTY TRANSACTIONS

On April 8, 2008, the Company entered into a $2.0 million short-term loan with Riata. N. Malone Mitchell 3rd, the President of Riata, was appointed as a director of the Company on that same date (see Subsequent Events above).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 2 of its audited financial statements for the years ended December 31, 2007 and 2006. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results and financial condition:

•	The Company uses the full cost method to account for its oil and gas activities.

•

The Company expenses all pre-acquisition and reconnaissance costs and capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves in cost centers on a country-by-country basis.

•

The Company computes the provision for depreciation and depletion of oil and gas properties using the unit-of-production method based upon production and estimates of gross proved reserve quantities as determined by independent reservoir engineers.

•

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed.

Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Changes in Accounting Policies

Financial Instruments – Disclosures

On January 1, 2008, the Company adopted the new Canadian accounting standards with respect to disclosures of financial instruments which applies to both recognized and unrecognized financial instruments. These disclosures include the nature and extent of risk arising from the financial instruments and how the Company manages those risks (CICA Handbook Sections 3862 and 3863 which replaced Section 3861). There was no impact on the Company’s financial statements other than additional disclosures.

Capital Disclosures

On January 1, 2008, the Company adopted the new Canadian accounting standards with respect to disclosures regarding the Company’s objectives, policies and processes for managing capital (CICA Handbook Section 1535). There was no impact on the Company’s financial statements other than additional disclosures.

Pending Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2005 the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed, including differences in accounting for oil and gas properties. The Company is currently assessing the impact of adopting IFRS on its financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Other than those previously discussed, the Company did not have any off-balance sheet arrangements at March 31, 2008.

FINANCIAL INSTRUMENTS

The fair value of the Company’s financial instruments at March 31, 2008 of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair values.

Foreign currency risk

The Company has underlying foreign currency exposure. The Company’s currency exposures relate to transactions denominated in the Canadian dollar, British pound, European Union euro, Romanian new lei, Moroccan dirham and Turkish new lira. Foreign currency forward contracts have not been used to manage exchange rate fluctuations because the Company has had limited access to capital.

Credit Risk

The Company’s accounts receivable are primarily with customers and partners in the oil and gas industry and government agencies and are subject to normal credit risks. As of March 31, 2008, the Company’s accounts receivable included $1.7 million currently due from joint interest partners. Approximately $330,000 is due from government agencies, of which $320,000 relates to value-added tax reclamation over one year old which is pending fiscal audit and refund because the Company does not have offset remittances.

LIQUIDITY RISK

The Company entered into a credit agreement with Riata in March 2008 and must repay the outstanding principal balance of $2.0 million by June 30, 2008. The Company expects to pay the loan with proceeds from the second stage of its recently announced private placement with Riata. If the Company is unable to close the private placement, which is subject to disinterested shareholder approval, the Company may be unable to pay off the Riata loan and may not have sufficient capital to fund its international development activities beyond June 30, 2008.

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company regularly reviews its disclosure and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures are effective. There has been no change in the Company’s disclosure controls and procedures in the first quarter of 2008. It should be noted that given the size of the Company and the number of staff it has, the Company does not have the resources to monitor and maintain in-depth and up-to-date understanding of all changes to financial and regulatory reporting and therefore relies on external service providers for those functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal controls over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s size and the number of staff impact the Company’s internal controls. Due to the limited number of staff, it is not possible to achieve complete segregation of duties, nor does the Company currently maintain written policies and procedures at its international offices. Similarly, the Company must engage accounting assistance with respect to complex, non-routine accounting issues, Canadian GAAP matters, tax compliance, and reporting for its international operations. Notwithstanding these weaknesses, the Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and that information is timely and accurately disclosed consistent with Canadian securities laws and regulations. Although the identified weaknesses may be considered to increase the risk that a material misstatement in the Company’s financial statements would not be prevented or detected, neither has resulted in a material misstatement in the financial statements. At the present time, the Company has no certain plans to increase the size of its staff, however, the CEO and the CFO oversee all material transactions and related accounting records and the audit committee of the Company reviews with management on a quarterly basis the financial statements of the Company. While management and the board of directors of the Company work to mitigate the risk of a material misstatement in the Company’s financial reporting, the Company’s control system, no matter how well designed or implemented, can only provide reasonable, but not absolute, assurance of detecting, preventing and deterring errors and fraud. There have been no changes in the design of internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

OTHER INFORMATION

SEDAR

Additional information relating to the Company is available on SEDAR at www.sedar.com. Available on SEDAR are the Company’s Annual Information Form and any interim financial statements of the Company subsequent to the most recent year end as filed with the applicable Canadian regulatory authorities.

OUTSTANDING SHARE DATA

As at May 15, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common Shares	53,270,762
Stock Purchase Warrants	4,719,375
Share Options	4,270,000

The 4,719,375 share purchase warrants outstanding at March 31, 2008 are exercisable at $1.05 per share on or before December 4, 2008 and are related to a private placement which closed in December 2006. If the volume weighted average closing price of the Company’s common shares exceeds $1.55 per share for 20 consecutive trading days, the Company will be entitled to accelerate expiration of the warrants (thereby requiring the warrant holder to exercise the warrant within 30 days of being notified of the accelerated expiration).

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Scott C. Larsen, President and Chief Executive Officer of TransAtlantic Petroleum Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

“Scott C. Larsen”
Scott C. Larsen President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Hilda Kouvelis, Chief Financial Officer of TransAtlantic Petroleum Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAtlantic Petroleum Corp., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

“Hilda Kouvelis”
Hilda Kouvelis Chief Financial Officer

TransAtlantic Petroleum Corp.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of TransAtlantic Petroleum Corp. (the “Corporation”) held on May 20, 2008 in Calgary, Alberta:

Number of Directors – The number of directors of the Corporation was set at six (6) by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Election of Directors – The six nominees set forth in the Corporation’s Information Circular dated April 15, 2008 (the “Information Circular”) were elected as directors by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Appointment of Auditors – KPMG LLP was reappointed as the auditor of the Corporation by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Approval of Private Placement – The resolution approving the issuance of 25,000,000 common shares as set forth in the Information Circular was passed by a majority of the disinterested votes cast by ballot on the resolution.

For	7,570,300	Percentage Vote For	99.17
Against	63,12	Percentage Vote Against	0.83

Dated May 20, 2008.

TransAtlantic Petroleum Corp.

By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom Vice President and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSATLANTIC PETROLEUM CORP.

Date: May 29, 2008	By:	/s/ Jeffrey S. Mecom
Jeffrey S. Mecom Vice President and Secretary